SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 15 March 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐              No:   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

2011 Management Proxy Circular

Notice of Annual Meeting of Shareholders

and

Management Proxy Circular

of

IVANHOE MINES LTD.

DATED: MARCH 31, 2011

IVANHOE MINES LTD.

Notice of Annual Meeting of Shareholders

May 10, 2011

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Tuesday, May 10, 2011, at 9:00 AM local time, in the President’s Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2010, and the auditors’ report thereon;

3.	to elect fourteen (14) directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 25, 2011 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the meeting and at any adjournment thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 31st day of March 2011.

BY ORDER OF THE BOARD

“Beverly A. Bartlett”
Vice President and Corporate Secretary

IVANHOE MINES LTD.

World Trade Centre

654 – 999 Canada Place

Vancouver, British Columbia, V6C 3E1

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM, local time, on May 10, 2011 in the President’s Room of the Terminal City Club located at 837 W. Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

The Board of Directors of the Corporation has fixed the close of business on March 25, 2011 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 25, 2011. All dollar amounts are expressed in Canadian dollars (“C$” or “Cdn$”), United States dollars (“US$”) or Australian dollars (“A$”), as indicated.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the proxyholder is to vote with respect to any specific item by checking the appropriate position. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the position opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to 1-866-781-3111 or 1-416-368-2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand to The Oceanic Plaza, 1600—1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified or referred to in the Notice of Meeting and this Management Proxy Circular and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not now known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

VOTES NECESSARY TO PASS RESOLUTIONS

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by Proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33 1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”), a simple majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or

(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

(a)

a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the Form of Proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the Form of Proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, The Oceanic Plaza, 1600—1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the Form of Proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a Form of Proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 25, 2011, the Corporation had issued 653,638,447 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that

(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, and the share ownership by the current directors and senior officers of the Corporation as a group, in each case as at March 25, 2011, are:

	September 30,		September 30,
Name and Address	Number of Shares Owned, Controlled or Directed		Percentage of Shares Outstanding
Rio Tinto International Holdings Limited London, UK	275,139,619		42.09%
Robert M. Friedland(1) Singapore	101,360,740		15.51%
Directors and Officers as a group(2)(4)	102,512,138	(2)(3)	15.68%

(1)

Common Shares are held directly (as to 22,782,421 shares) and indirectly through Newstar Securities SRL (as to 36,888,716 shares) and Goldamere Holdings SRL (as to 41,689,603 shares), each company beneficially owned and controlled as to 100% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 1,377,437 unissued Common Shares issuable upon the exercise of incentive stock options held by Mr. Friedland, none of which are currently vested and exercisable.

(2)

Common Shares held by the directors and senior officers as a group do not include 14,858,020 unissued Common Shares issuable upon the exercise of incentive stock options 5,935,286 of which are currently vested and exercisable or the unvested bonus shares of 564,250.

(3)	Includes 101,360,740 Common Shares held directly and indirectly by Robert M. Friedland.

(4)	The information as to shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

In addition to the foregoing:

(a)	Rio Tinto also holds the following convertible securities entitling Rio Tinto to acquire additional unissued Common Shares:

(i)

share purchase warrants[1] to purchase up to: (i) 14,070,182 Common Shares at prices between US$8.37 and US$8.51 per Common Share, (ii) 40,224,365 Common Shares at US$9.49 per Common Share, and (iii) 827,706 Common Shares at a price of C$2.97 per Common Share; and

(ii)	subscription right to purchase Common Shares from treasury granted under, and subject to, the Heads of Agreement dated December 8, 2010 (the “HOA”) between the Corporation and Rio Tinto.

If all of the above-described convertible securities are exercised to acquire all of the underlying unissued Common Shares, Rio Tinto would hold slightly under 49% of the issued and outstanding Common Shares.

Concurrent with the Private Placement Agreement between the Corporation and Rio Tinto entered into in 2006 (the “2006 Rio Tinto Agreement”), Rio Tinto and Mr. Friedland entered into a shareholders’ agreement, (the “Friedland Rio Shareholders’ Agreement”), whereby Mr. Friedland has agreed to vote or cause to be voted any Common Shares he controls, directly or indirectly, in favour of any transaction contemplated by the 2006 Rio Tinto Agreement. In connection with the HOA, the term of the Friedland Rio Shareholders’ Agreement was extended to January 18, 2012.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Management Proxy Circular.

[1]

The exercise price and the number of share purchase warrants listed (i) to (iii) have been adjusted under the HOA, with such adjustments still subject to Rio Tinto confirmation, to ensure that Rio Tinto is in the same position with respect to these warrants as they were prior to the Corporation’s Rights Offering transaction which was completed on February 3, 2011 (the “Rights Offering”).

ELECTION OF DIRECTORS

Term of Office

The Corporation’s Articles currently provide that the number of directors of the Corporation will be a minimum of 3 and a maximum of 14. Under the HOA, the Corporation and Rio Tinto have agreed to certain provisions regarding Rio Tinto’s director nomination rights. For more information on these rights, reference is made to pages 25 and 26 of this Management Proxy Circular. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

Management Nominees

The following table sets out the names of management’s fourteen (14) nominees for election as directors, their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by each as at March 25, 2011, and the number of options to purchase Common Shares of the Corporation and common shares of the Corporation’s publicly traded affiliates held by each as at March 25, 2011.

Robert M. Friedland

Singapore

Age: 60

Executive Chairman & CEO

Director Since: 1994

Director Status:

Non-Independent

(Management)

Areas of Experience:

CEO/Board

Finance

Mining Industry

Public Capital Markets

Managing/Leading Growth

Mr. Friedland is the founder, Executive Chairman and CEO of the Corporation(3). He has been a member of the Corporation’s Executive Committee since its formation in March 2005.

He is Chairman and President of Ivanhoe Capital Corporation, a company based in Singapore that specializes in venture capital and project financing for international business enterprises, predominantly in the fields of energy and minerals. He is a co-founder and the Executive Co-Chairman and CEO of Ivanhoe Energy Inc., which is implementing projects applying the company’s advanced proprietary technology which converts heavy oil into lighter crude oil.

Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada for his success in negotiating a strategic partnership between the Corporation and Rio Tinto to develop the Corporation’s Oyu Tolgoi copper-gold project in Mongolia. Following his earlier role in the discovery and sale of the Voisey’s Bay nickel-copper-cobalt deposit in Eastern Canada, he was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.

Mr. Friedland graduated from Reed College, Oregon, in 1974 with an undergraduate degree in political science.

Principal Occupation, Business or Employment(1)

Executive Chairman of the Corporation (March 1994 – present); President of the Corporation (March 1994 – July 1994; March 2003 – January 2004) Chief Executive Officer (October 2010 – present); Chairman, Ivanhoe Capital Corporation (January 1991 – present); President, Ivanhoe Capital Corporation (July 1988 – present); Executive Co-Chairman and CEO, Ivanhoe Energy Inc. (May 2008 – present); Chairman and Non-Executive Director, Ivanhoe Australia Limited (2007 – present).

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17)
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	13 of 14	93%	Ivanhoe Energy Inc. (TSX; NASDAQ)	1995
Executive Committee	0 of 0		Ivanhoe Australia Limited (ASX; TSX)	2007
Total:	13 of 14	93%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2011	101,360,740	C$	2,720,522,262
	2010	96,881,622	C$	1,677,989,693
Ivanhoe Australia Limited	2011	3,000,000	A$	10,290,000
	2010	2,000,000	A$	6,980,000

Options Held:

	September 30,	September 30,	September 30,		September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Jan. 29, 2011	Jan. 29, 2018	300,000	Nil/300,000(9)	C$	27.83	300,000		Nil
Oct. 9, 2009	Oct. 9, 2016	277,987	Nil/215,487(13)	C$	13.76	215,487	C$	2,818,570
May 8, 2009	May 8, 2016	1,611,950	Nil/861,950(19)	C$	8.20	861,950	C$	16,066,748
						Total	C$	18,885,318

Options Held in Publicly Traded Affiliates of the Corporation:

	September 30,	September 30,	September 30,	September 30,		September 30,		September 30,		September 30,
Name of Affiliate	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)			Total Unexercised	Value of Unexercised Options(8)
SouthGobi Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	125,000	82,500/42,500	C$	5.10		125,000	C$	1,120,000
SouthGobi Resources Ltd.	July 9, 2008	July 9, 2013	250,000	165,000 /85,000	C$	18.86		250,000		Nil
Ivanhoe Australia Limited(18)	Aug. 6, 2008	n/a	4,000,000	Nil/1,000,000		Nil	(18)	1,000,000	A$	3,430,000

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	2,720,522,262	C$	18,885,318	C$	2,739,407,580
2010	C$	1,677,989,693	C$	14,570,000	C$	1,692,559,695

Peter G. Meredith

Vancouver,

British Columbia, Canada

Age: 67

Deputy Chairman

Director Since: 2005

Director Status:

Non-Independent

(Management)

Areas of Experience:

CEO/Board

Finance

Mining Industry

Financially Literate

Public Capital Markets

Peter Meredith became the Corporation’s Deputy Chairman in May 2006 and oversees the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s CFO from May 2004 to May 2006 and from June 1999 to November 2001. He was the CEO of SouthGobi Resources Ltd. from June 2007 until October 2009, at which time he was appointed chairman of SouthGobi. Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, Chartered Accountants, and retired as a partner in 1996. Mr. Meredith is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment(1)

Deputy Chairman (May 2006 – present); Chief Financial Officer of the Corporation (June 1999 – November 2001; May 2004 – May 2006); Chairman, SouthGobi Resources Ltd. (October 2009 – present); Chief Financial Officer, Ivanhoe Capital Corporation (1996 – March 2009); Senior Partner, Deloitte & Touche LLP, chartered accountants (1966 – 1996).

	September 30,	September 30,	September 30,	September 30,
Board/Committee Membership:	2010		Other Public Company Board Membership(17)
	Attendance:		Company:	Since:
Board of Directors	14 of 14	100%	Ivanhoe Energy Inc. (TSX; NASDAQ)	2007
Currency Advisory Committee	1 of 1	100%	SouthGobi Resources Ltd. (TSX; The Stock Exchange of Hong Kong(“HKSE”))	2003
Executive Committee	0 of 0
Total:	15 of 15	100%	Entrée Gold Inc. (TSX; AMEX) (Audit Committee – Chair; Compensation Committee)	2002
			Great Canadian Gaming Corporation (TSX) (Compensation Committee – Chair; Audit & Risk Committee)	2000
			Ivanhoe Australia Limited (ASX; TSX)(Nomination, Governance & Remuneration Committee, Audit Committee)	2007

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2011	80,500	C$	2,160,620
	2010	48,500	C$	840,020
Ivanhoe Australia Limited	2011	375,000	A$	1,286,250
	2010	250,000	A$	872,500

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Jan. 29, 2011	Jan. 29, 2018	220,000	Nil/220,000	(9)	C$	27.83	220,000		Nil
Oct. 9, 2009	Oct.9, 2016	287,316	71,829/ 215,487	(13)	C$	13.76	287,316	C$	3,758,093
Jul 23, 2009	July 23, 2016	229,853	57,463/ 172,390	(14)	C$	8.77	229,853	C$	4,153,444
May 8, 2009	May 8, 2016	844,561	297,085/ 430,976	(19)	C$	8.20	728,061	C$	13,571,057
Nov 13, 2008	Nov. 13, 2015	459,555	63,209/ 241,346	(15)	C$	2.82	304,555	C$	7,315,411
Sep 22, 2008	Sept. 22, 2013	277,987	71,829/ 143,658	(16)	C$	8.35	215,487	C$	3,984,355
Mar 27, 2006	Mar. 27, 2013	459,707	459,707/Nil		C$	9.73	459,707	C$	7,865,587
								Total: C$	40,647,947

Options Held in Publicly Traded Affiliates of the Corporation:

	September 30,	September 30,	September 30,	September 30,		September 30,		September 30,		September 30,
Name of Affiliate	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)			Total Unexercised	Value of Unexercised Options(8)
SouthGobi Resources Ltd	Aug. 13, 2010	Aug. 13, 2015	100,000	Nil/100,000	C$	12.58		100,000	C$	148,000
SouthGobi Resources Ltd	Aug. 5, 2009	Aug. 5, 2014	75,000	24,750/ 50,250	C$	12.99		75,000	C$	80,250
SouthGobi Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	75,000	49,500/ 25,500	C$	5.10		75,000	C$	672,000
SouthGobi Resources Ltd.	Aug. 27, 2008	Aug. 27, 2013	100,000	66,000/ 34,000	C$	15.07		100,000		Nil
SouthGobi Resources Ltd.	June 22, 2007	June 22, 2012	495,000	335,000/Nil	C$	6.00		335,000	C$	2,700,100
Ivanhoe Australia Limited(18)	Aug. 6, 2008	n/a	500,000	Nil/ 125,000		Nil	(18)	125,000	A$	428,750

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	2,160,620	C$	40,647,947	C$	42,808,567
2010	C$	840,020	C$	18,725,375	C$	19,565,395

David Huberman

Vancouver, British Columbia

Canada

Age: 76

Lead Director

Director Since: 2003

Director Status:

Independent

Areas of Experience:

Board

Legal

Finance

Governance

Compensation

Mining Industry

David Huberman is the President of Coda Consulting Corp., a business consulting firm. He practiced business law from 1972 until 1996 as a senior partner of a Canadian business law firm, specializing in corporate, commercial, banking, securities, regulatory and mining law. From 1997 to 1999, he served as Executive Vice President and General Counsel of Lions Gate Entertainment Corp.

Mr. Huberman received his B.A. and LL.B. from the University of British Columbia and his LL.M. from Harvard Law School. He was called to the British Columbia bar in 1960 and was a full time member of the Faculty of Law at the University of British Columbia from 1960 to 1972, focusing on corporate, securities and administrative law.

Mr. Huberman was appointed to the Corporation’s Board of Directors as Lead Independent Director in September, 2003 and as Chairman of the Corporate Governance & Nominating Committee in November, 2003 and served as the Chairman of the Compensation & Benefits Committee from November, 2003 until May 2010. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Mr. Huberman is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

President, Coda Consulting Corp. (1993 – present)

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17)
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors - Lead Director	14 of 14	100%	n/a	n/a
Nominating & Corporate Governance Committee – Chairman	7 of 7	100%
Compensation & Benefits Committee	7 of 7	100%
Independent Directors	0 of 0
Executive Committee	0 of 0
Total:	28 of 28	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,	September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	160,204	C$	4,299,875	C$300,000
	2010	70,558	C$	1,222,065	(meets requirement)

Options Held:

	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463(12)	C$	15.25	57,463	C$665,996
Nov. 13, 2008	Nov. 13, 2015	24,179	Nil/12,929(15)	C$	2.82	12,929	C$310,555
May 11, 2007	May 11, 2012	28,731	28,731/Nil	C$	13.35	28,731	C$387,581
							Total: C$1,364,132

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	4,299,875	C$	1,364,132	C$	5,664,007
2010	C$	1,222,065	C$	1,031,338	C$	2,253,402

R. Edward Flood

Ketchum, Idaho

United States

Age: 65

Director Since: 1995

Director Status:

Independent

Areas of Experience:

CEO/Board

Finance

Geology

Exploration

Mining Industry

Financially Literate

Project Development

Public Capital Markets

Ed Flood has been a director of the Corporation since its founding in 1994 and was also its founding President until May 1999. He is the President, CEO and Chairman of Western Uranium Corporation, a mineral exploration corporation with a focus on identifying and securing a diversified portfolio of projects and commodity interests. Mr. Flood has served as the Chairman of Western Lithium USA Corporation since 2007. Mr. Flood served as Deputy Chairman of Ivanhoe Mines Ltd. until February 2007, assisting in developing Ivanhoe’s growth and its establishment as a significant presence in Asia’s mineral exploration and mining sectors. Prior to joining Ivanhoe, from 1993 to 1995, Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank, and a member of Robertson Stephens’ investment team. From 1983 to 1993, he served as Manager, Project Evaluation for NERCO Minerals Corporation. He also held the position of senior mining analyst with Haywood Securities Inc. from 1999 to 2001 and Managing Director, Investment Banking, Haywood Securities (UK) Ltd. from March 2007 to March 2010.

Mr. Flood holds a Master of Science in Geology from the University of Montana and a Bachelor in Science in Geology from the University of Nevada. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Non-Executive Chairman of Western Uranium Corporation (March 2007 — present); Managing Director, Investment Banking, Haywood Securities (UK) Ltd. (March 2007 — March 2010); Deputy Chairman of Ivanhoe (May 1999 — February 2007); Senior Mining Analyst, Haywood Securities Inc. (May 1999 — November 2001); President of the Corporation (1995 — 1999)

	xxxxxxx	xxxxxxx	xxxxxxx	xxxxxxx
Board/Committee Membership:	2010		Other Public Company Board Membership(17)
	Attendance:		Company:	Since:
Board of Directors	12 of 14	86%	Western Uranium Corporation (TSX-V) — Chairman	2007
Nominating & Corporate Governance Committee	3 of 3	100%	Western Lithium USA Corporation (TSX-V) — Chairman, (Audit Committee)	2008
Independent Directors	0 of 0		SouthGobi Resources Ltd. (TSX; HKSE) — Corporate Governance Committee)	2003
Total:	15 of 17	88%	Gabriel Resources Ltd. (TSX) — Finance Committee, Technical Committee	2010

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	77,853	C$	2,089,575	C$	300,000
	2010	102,534	C$	1,775,889		(meets requirement)

Options Held:

Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996
Nov. 13, 2008	Nov. 13, 2015	69,313	Nil/37,063	(15)	C$	2.82	37,063	C$	890,253
									Total: C$1,556,249

Options Held in Publicly Traded Affiliates of the Corporation:

Name of Affiliate	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
SouthGobi Resources Ltd	Aug. 13, 2010	Aug. 13, 2015	35,000	Nil/35,000	C$	12.58	35,000	C$	51,800
SouthGobi Resources Ltd.	May 6, 2009	May 6, 2014	35,000	35,000/Nil	C$	10.21	35,000	C$	134,750
SouthGobi Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	20,000	13,200/6,800	C$	5.10	20,000	C$	179,200
SouthGobi Resources Ltd.	May 21, 2008	May 21, 2013	25,000	25,000/Nil	C$	13.80	25,000	C$	6,500

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	2,089,575	C$	1,556,249	C$	3,645,824
2010	C$	1,775,889	C$	2,934,850	C$	4,710,739

Dr. Markus Faber

Hong Kong

Age: 65

Director Since: 2002

Director Status:

Independent

Areas of Experience:

Finance

Commodities

Financially Literate

Emerging Markets

Public Capital Markets

International Currencies

Markus Faber is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. Dr. Faber also acts as a director and advisor to a number of private investment funds, publishes a widely read monthly investment newsletter entitled “The Gloom, Boom & Doom Report” and is the author of several books including “Tomorrow’s Gold – Asia’s Age of Discovery”. Dr. Faber is a regular contributor to several leading financial publications around the world, including Barron’s. Dr. Faber has over 35 years experience in the finance industry, including acting as manager of an investment bank in the U.S. in which he routinely performed financial analysis on a range of companies.

Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Managing Director, Marc Faber Ltd. (June 1990 – present)

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	14 of 14	100%	NovaGold Resources Inc. (TSX; NYSE AMEX)	2010
Audit Committee	5 of 6	83%
Currency Advisory Committee	1 of 1	100%	Sprott Inc. (TSX)	2010
Independent Directors	0 of 0
Compensation & Benefits Committee	7 of 7	100%
Total:	27 of 28	96%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	25,000	C$	671,000	C$	300,000
	2010	25,000	C$	433,000		(meets requirement	)

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996
May 8, 2009	May 8, 2016	57,463	57,463/Nil		C$	8.20	57,463	C$	1,071,110
Nov. 13, 2008	Nov. 13, 2015	34,478	17,239/ 17,239	(15)	C$	2.82	34,478	C$	828,162
May 9, 2008	May 9, 2013	28,731	28,731/Nil		C$	9.64	28,731	C$	494,173
May 11, 2007	May 11, 2012	28,731	28,731/Nil		C$	13.35	28,731	C$	387,581
May 12, 2006	May 12, 2011	28,731	28,731/Nil		C$	10.56	28,731	C$	467,741
								Total: C$	3,914,763

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	671,000	C$	3,914,763	C$	4,585,763
2010	C$	433,000	C$	1,351,250	C$	1,784,250

Howard R. Balloch

Beijing, China

Age: 59

Director Since: 2005

Director Status:

Independent

Areas of Experience:

Finance

CEO/Board

Governance

Compensation

International Politics

Public Capital Markets

Howard Balloch founded the investment advisory firm, The Balloch Group, which was purchased by Canaccord Financial Inc. In January 2011. He is currently Vice Chairman of the Canada China Business Council. Mr. Balloch was Canada’s Ambassador to China from 1996 to 2001.

Mr. Balloch received his BA (Honours) in Political Science and Economics from McGill University in 1971 and his M.A. in International Relations from McGill University in 1972, and was enrolled in further post-graduate studies at the University of Toronto and at the Fondation Nationale de Sciences politiques in Paris from 1973 to 1976. Mr. Balloch is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Chairman of Canaccord Genuity Asia (formerly The Balloch Group) (January 2011 – present); President, The Balloch Group (July 2001 – January 2011); Vice Chairman, Canada China Business Council (July 2001 – present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001)

Board/Committee Membership:	2010		Other Public Company Board Membership(17):
	Attendance:		Company:	Since:
Board of Directors	11 of 14	79%	Methanex Corporation (TSX; NASDAQ) (Human Resources Committee, Corporate Governance Committee, Public Policy Committee (Chair))	2004
Nominating & Corporate Governance Committee	5 of 7	71%
Compensation & Benefits Committee	5 of 7	71%
Independent Directors	0 of 0	0%
Total:	21 of 28	75%	Ivanhoe Energy Inc. (TSX; NASDAQ) (Audit Committee, Compensation and Benefits Committee (Chair), Nominating and Corporate Governance Committee (Chair))	2002

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	38,731	C$	1,039,540	C$	300,000
	2010	47,500	C$	822,700		(meets requirement	)

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996
May 8, 2009	May 8, 2016	57,463	57,436/Nil		C$	8.20	57,463	C$	1,071,110
Nov. 13, 2008	Nov. 13, 2015	33,358	261/17,239	(15)	C$	2.82	17,500	C$	420,350
May 9, 2008	May 12, 2013	28,731	28,731/Nil		C$	9.64	28,731	C$	494,173
May 11, 2007	May 11, 2012	28,731	28,731/Nil		C$	13.35	28,731	C$	387,581
								Total: C$	3,039,210

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	1,039,540	C$	3,039,210	C$	4,078,750
2010	C$	822,700	C$	1,242,500	C$	2,065,200

David Korbin

West Vancouver, British

Columbia, Canada

Age: 69

Director Since: 2006

Director Status:

Independent

Areas of Experience:

Board

Financial

Governance

Compensation

Financially Literate

David Korbin, a management and financial consultant, was appointed to the Corporation’s Board of Directors in May 2006. From 2001 to May 2007, he was Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, serving as Chair of the Board of Directors from 2004 and Chair of their audit committee from 2002 to 2003. From 1992 to 2000, he was a director of the Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Audit Committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. In addition, from 2008 to 2010, Mr. Korbin was a director and chair of the audit committee of Ivanhoe Australia Limited.

Mr. Korbin qualified as a Chartered Accountant in 1966, and prior to 1987 served as managing partner of a number of smaller accounting firms. From 1987 to 1990, he was a managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992 he was managing partner of Deloitte & Touche LLP. Mr. Korbin was also on the national board of both Deloitte Haskins and Sells and Deloitte & Touche during his tenure as managing partner.

Mr. Korbin is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Independent Financial Consultant

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	14 of 14	100%	n/a	n/a
Audit Committee – Chairman	6 of 6	100%
Compensation & Benefits Committee – Chairman	6 of 7	86%
Currency Advisory Committee	1 of 1	100%
Independent Directors	0 of 0
Total:	27 of 28	96%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,		September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	15,000	C$	402,600	C$	300,000
	2010	20,000	C$	346,400		(meets requirement	)
SouthGobi Resources Ltd.	2011	6,000	C$	84,360
	2010	1,000	C$	16,340
Ivanhoe Australia Limited	2011	85,000	A$	291,550
	2010	60,000	A$	209,400

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996
Nov. 13, 2008	Nov. 13, 2015	25,018	9/12,929	(15)	C$	2.82	12,938	C$	310,771
May 9, 2008	May 9, 2013	28,731	15,731/Nil		C$	9.64	15,731	C$	270,573
May 11, 2007	May 11, 2012	28,731	28,731/Nil		C$	13.35	28,731	C$	387,581
								Total: C$	1,634,921

Options Held in Publicly Traded Affiliates of the Corporation:

	September 30,	September 30,	September 30,	September 30,	September 30,		September 30,		September 30,
Name of Affiliate	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Ivanhoe Australia Limited(18)	Aug. 6, 2008	n/a	100,000	Nil / 25,000	Nil	(18)	25,000	A$	85,750

Value of Corporation’s Equity at Risk:

		September 30,		September 30,		September 30,
Year	Common Shares(6)		Unexercised Options(8)		Total
2011	C$	402,600	C$	1,634,921	C$	2,037,521
2010	C$	346,400	C$	1,059,538	C$	1,405,938

Livia Mahler

Vancouver, British Columbia,

Canada

Age: 52

Director Since: March 2009

Director Status:

Independent

Areas of Experience:

Board

Finance

Public Company

Financially Literate

Public Capital Markets

Finance and International

Business

Livia Mahler is a partner and co-founder of Greenstone Venture Partners, a Vancouver based venture capital fund targeting private early-stage technology companies in the area of information technologies. The $40M fund was formed in 2000 and attracted institutional investors from Canada, USA and Asia. Ms. Mahler’s role includes all aspects of fund management such as fundraising, identifying investment opportunities, performing due diligence and ongoing monitoring of portfolio companies.

A venture capitalist since 1994, she has invested broadly across the technology sector. Prior to Greenstone, Ms. Mahler spent 6 years as a Senior Investment Manager for the Business Development Bank of Canada and was a founding General Partner for the Western Technology Seed Investment Fund. Her previous experience also includes 7 years as a medical researcher at the University of British Columbia and a financial analyst position with the City of Vancouver. Her teaching assignments include lecturing for five years at the Financial Institutions for Private Enterprise Development program at Harvard University.

Ms. Mahler received a Bachelor of Science degree from the Hebrew University of Jerusalem in 1981 and an MBA from the University of British Columbia in 1991. Ms. Mahler is a member of the Canadian Venture Capital Association, Institutional Investors Committee. Ms. Mahler is a member of the Institute of Corporate Directors and sits on the Advisory Board of the Maurice Young Entrepreneurship and Venture Capital Research Centre at the University of British Columbia’s Sauder School of Business.

Ms. Mahler is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Partner and co-founder, Greenstone Venture Partners (February 2000 – present)

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company	Since
Board of Directors	14 of 14	100%	n/a	n/a
Audit Committee	6 of 6	100%
Compensation & Benefits Committee	4 of 4	100%
Independent Directors	0 of 0
Total:	24 of 24	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	C$	300,000
	2010	Nil	Nil		(requirement not yet met	)

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996
May 8, 2009	May 8, 2016	57,463	57,463/Nil		C$	8.20	57,463	C$	1,071,110
								Total: C$	1,737,106

Value of Corporation’s Equity at Risk:

	September 30,		September 30,		September 30,
Year	Common Shares(6)	Unexercised Options(8)		Total
2011	Nil	C$	1,737,106	C$	1,737,106
2010	Nil	C$	456,000	C$	456,000

Tracy Stevenson

Age: 60

Director Since: 2010

Director Status:

Independent(4)

Areas of Experience:

CEO/Board

Mining Industry

Financially Literate

Project Development

Managing/Leading Growth

Tracy Stevenson is a senior mining industry executive with international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology.

Mr. Stevenson has served as a director of Quaterra Resources Inc. since July 2007, as its Non-Executive Chairman since February 2008, and as an independent director of Vista Gold Corp since November 2007. Mr. Stevenson is also a founding member of Bedrock Resources, LLC, a private resources financial advisory firm, since 2010, and SOS Investors LLC, a private resources investment firm, since 2008. Prior to his retirement from Rio Tinto in 2007, Mr. Stevenson was the global head of information systems and shared services for Rio Tinto. He previously served as Executive Vice President, CFO and a director of Comalco Ltd., an international aluminum company partially owned by Rio Tinto, as CFO and a director of Kennecott Corporation, a diversified mining company owned by Rio Tinto. He also has “Big 5” public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers).

Mr. Stevenson has a B.S. Accounting Magna Cum Laude from the University of Utah and is a Certified Public Accountant (license inactive). He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Non-executive Chairman, Quaterra Resources (since 2008); Co-founder and member Bedrock Resources LLC (since 2010)

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company	Since
Board of Directors	10 of 10	100%	Vista Gold Corp. (TSX; AMEX)	2007
Audit Committee	3 of 3	100%	Quaterra Resources Inc. (TSX) — Chairman	2007
Independent Directors	0 of 0
Total:	13 of 13	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	C$	300,000
	2010	n/a	n/a		(requirement not yet met	)

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 7, 2010	May 7, 2017	57,463	Nil/57,463	(12)	C$	15.25	57,463	C$	665,996

Value of Equity at Risk:

	September 30,		September 30,		September 30,
Year	Common Shares(6)	Unexercised Options(8)		Total
2011	Nil	C$	665,996	C$	665,996
2010	n/a		n/a		n/a

Dan Westbrook

Age: 58

Director Since: 2010

Director Status:

Independent(4)

Areas of Experience:

Board

Mining Industry

Financially Literate

Dan Westbrook held senior executive positions with BP in China, Argentina, the United States, Russia and the Netherlands before retiring from the company in January 2006. From 2001 to 2005, Mr. Westbrook served as President of BP China Gas, Power & Upstream, and as Vice Chairman of the Board of Directors of Dapeng LNG, a Sino joint venture between BP and CNOOC Gas & Power Ltd. and a group of Chinese companies.

Mr. Westbrook also serves on the board of Enbridge Energy Company and Enbridge Energy Management, and is President of the Board of the Carrie Tingley Hospital Foundation. He is a former director of Synenco Energy Inc., a Calgary-based oil sands company and of Knowledge Systems, Inc. a privately held U.S. company that provided software and consultant services to the oil and gas industry. Mr. Westbrook was appointed to the Ivanhoe Mines board in September, 2010.

Mr. Westbrook holds a Bachelor and Master in Chemical Engineering degree from the University of Texas. Mr. Westbrook is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Independent Director Enbridge Energy Company and Enbridge Energy Management. President of the Board, Carrie Tingley Hospital Foundation.

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company	Since
Board of Directors	7 of 7	100%	Enbridge Energy Company, Inc., general partner of Enbridge Energy Partners, L.P.(NYSE) and Enbridge Energy Management L.L.C (NYSE) – Audit, Finance & Risk Committee	2007
Independent Directors	0 of 0
Total:	7 of 7	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	C$	300,000
	2010	n/a	n/a		(requirement not yet met	)

Options Held:

	September 30,	September 30,	September 30,			September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Sep. 15, 2010	Sep.15, 2017	57,463	Nil/57,463	(11)	C$	19.18	57,463	C$	440,167

Value of Corporation’s Equity at Risk:

	September 30,		September 30,		September 30,
Year	Common Shares(6)	Unexercised Options(8)		Total
2011	Nil	C$	440,167	C$	440,167
2010	n/a		n/a		n/a

Michael Gordon

Age: 57

Director Since: 2010

Director Status:

Independent(4)

Areas of Experience:

Mining Industry

Financially Literate

Mergers & Acquisitions

Strategic Planning

Michael Gordon was a senior executive with Anglo American PLC for 19 years and held the position of Executive Vice President and Chief Financial Officer of the company’s Anglo Base Metals division from 1999 to 2008. He led the building of the base metals division into Anglo American’s best performing and most profitable operating division. Mr. Gordon has extensive experience in relation to financial management, strategic development, mergers, acquisitions, disposals, investor relations and negotiations with governments and regulators.

Mr. Gordon has a Bachelor of Commerce from the University of Natal, was a Rhodes Scholar and holds a LL.B (cum laude) from the University of Aberdeen and LL.B from the University of Cambridge.

Mr. Gordon was appointed to the Corporation’s board in September, 2010.

Mr. Gordon is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Independent Director/Consultant

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company	Since
Board of Directors	7 of 7	100%	n/a	n/a
Independent Directors	0 of 0
Total:	7 of 7	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	C$	300,000
	2010	n/a	n/a		(requirement not yet met	)

Options Held:

	September 30,	September 30,	September 30,		September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Sep. 15, 2010	Sep.15, 2017	57,463	Nil/57,463(11)	C$	19.18	57,463	C$	440,167

Value of Corporation’s Equity at Risk:

	September 30,		September 30,		September 30,
Year	Common Shares(6)	Unexercised Options(8)		Total
2011	Nil	C$	440,167	C$	440,167
2010	n/a		n/a		n/a

Robert Holland III

Age: 58

Director Since: 2010

Director Status:

Independent(4)

Areas of Experience:

Board

Finance

Governance

Compensation

Public Capital Markets

Robert Holland, a Texas business executive, was appointed as a non-executive, independent member of the Ivanhoe Mines board in November, 2010. Mr. Holland also is Executive Co-Chairman of Max Petroleum Plc, which is conducting oil exploration in Kazakhstan and is listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and on the Frankfurt Stock Exchange (“FSE”).

Other current directorships are with Massey Energy Company and Financial Guaranty Insurance Corporation. A former Dallas attorney, he held the US presidential appointment as US Executive Director of the World Bank between 2002 and 2006, and previously was Managing Partner of Texas Limited, a Dallas consultancy, and CEO, COO and General Counsel with international explorer Triton Energy Ltd. Mr. Holland holds a BA in economics from Stanford University and a law degree from the University of Texas Law School.

Mr. Holland is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Executive Co-Chairman of Max Petroleum plc

	September 30,	September 30,	September 30,	September 30,
	2010		Other Public Company Board Membership(17):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	4 of 4	100%	Max Petroleum plc (AIM; FSE)	2006
Independent Directors	0 of 0		Massey Energy Company (NYSE)	2010
Total:	4 of 4	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,		September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	C$	300,000
	2010	n/a	n/a		(requirement not yet met	)

Options Held:

	September 30,	September 30,	September 30,		September 30,	September 30,		September 30,
Date Granted	Expiry Date	Number Granted(20)	Vested & Unexercised/ Unvested		Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
Nov. 15, 2010	Nov. 15, 2017	28,731	Nil/28,731	(10)	$26.04	28,731	C$	22,985
							Total: C$	22,985

Value of Corporation’s Equity at Risk:

	September 30,		September 30,		September 30,
Year	Common Shares(6)	Unexercised Options(8)		Total
2011	Nil	C$	22,895	C$	22,985
2010	n/a		n/a		n/a

Andrew Harding

Age: 44

Director:

November 2009 to July 2010

and Since February 2011

Director Status:

Non-Independent

(Rio Tinto)(4)

Areas of Experience:

CEO/Board

Mining Industry

Financially Literate

Project Development

Managing/Leading Growth

Andrew Harding was appointed as Chief Executive of Rio Tinto’s Global Copper Product Group on November 1, 2009 and is based in London, England. Prior to his current position, Mr. Harding was President and Chief Executive Officer at Rio Tinto’s Kennecott Utah Copper in Salt Lake City.

Mr. Harding has also previously served as Global Practice Leader for Mining in Rio Tinto’s Technology and Innovation Group where he focused on leading performance improvement initiatives, and he has held a variety of operations positions throughout his career in Rio Tinto’s iron ore, energy and aluminum businesses in Australia. Mr. Harding has been with Rio Tinto for 18 years.

Mr. Harding holds an MBA from Deakin University in Australia and a Bachelor of Mining Engineering degree from University of New South Wales in Australia.

Mr. Harding is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Chief Executive, Rio Tinto Global Copper Product Group

	September 30,	September 30,	September 30,	September 30,
Board/Committee Membership:	2010 Attendance:		Other Public Company Board Membership(17):
			Company:	Since:
Board of Directors	4 of 5	80%	n/a	n/a
Total:	4 of 5	80%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,	September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	n/a
	2010	Nil	Nil

Options Held:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total: Nil

Value of Corporation’s Equity at Risk:

	September 30,	September 30,	September 30,
Year	Common Shares(6)	Unexercised Options(8)	Total
2011	Nil	Nil	Nil
2010	Nil	Nil	Nil

Kay Priestly

Age: 55

Director Since: 2011

Director Status:

Non-Independent (Rio Tinto)(4)

Areas of Experience:

Finance

Banking

Governance

Compensation

Mining Industry

Financially Literate

Public Capital Markets

Kay Priestly was appointed Chief Financial Officer of Rio Tinto’s global Copper product group in 2008. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations.

Before joining Rio Tinto, Ms. Priestly served as Vice President, Risk Management and General Auditor for Entergy Corporation. She previously spent over 24 years with global professional services firm Arthur Andersen, where she provided tax and consulting services to global companies in the energy and mining sectors. While at Arthur Andersen, she was a member of the global energy team, served as managing partner of the New Orleans office and was a member of Arthur Andersen’s global executive team.

Ms. Priestly is a director of Stone Energy Corporation and previously served as a director of Palabora Mining Company Limited. Ms. Priestly was appointed to the Ivanhoe Mines board in February, 2011.

Ms. Priestly is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Chief Financial Officer of Rio Tinto Copper

	2010		Other Public Company Board Membership:
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	n/a	n/a	Stone Energy Corporation (NYSE) (Audit Committee – Chair)	2006
Total:

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

	September 30,	September 30,	September 30,	September 30,
Company Name	Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
Ivanhoe Mines Ltd.	2011	Nil	Nil	n/a
	2010	n/a	n/a

Options Held:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total: Nil

Value of Corporation’s Equity at Risk:

	September 30,	September 30,	September 30,
Year	Common Shares(6)	Unexercised Options(8)	Total
2011	Nil	Nil	Nil
2010	n/a	n/a	n/a

NOTES:

(1)

The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued Common Shares issuable upon the exercise of incentive stock options.

(3)

Under the terms of the HOA, the Corporation agreed that from and after the date fo the Meeting until the earlier of (i) January 18, 2014, and (ii) the date that the Corporation ceases to be a reporting issuer in Canada, the Corporation’s independent directors will be entitled to appoint the Chairman of the Board. As a result, David Huberman, the Corporation’s independent Lead Director, will replace Robert Friedland as Chairman effective as of the date of the Meeting.

(4)

Pursuant to the provisions of the 2006 Rio Tinto Agreement (see “Voting Shares and Principal Holders”), Rio Tinto is entitled, but not obliged, to nominate directors to the Corporation’s board of directors in proportion to Rio Tinto’s holdings of the issued and outstanding Common Shares. Except as otherwise agreed, when Rio Tinto is entitled to nominate more than one director, at least half of Rio Tinto’s nominees must be “independent directors” within the meaning of applicable securities laws. Rio Tinto is also entitled to nominate one financially literate and independent director to the Corporation’s Audit Committee.

(5)

All non-management directors, with the exception of Mr. Andrew Harding and Ms. Kay Priestly , are required to beneficially own and hold Common Shares having a market value of at least three (3) times his or her annual cash retainer for as long as they are a director of the Corporation. These Common Shares may be held either directly in the name of the director or indirectly in the name of a company controlled by the director. The value of the Common Shares is determined annually at December 31, based on the preceding six month volume weighted average. All current independent director nominees have met this minimum shareholding requirement except for (i) Ms. Mahler, who joined the board on March 10, 2009, and will be required to meet the requirement by March 10, 2012, and (ii) Messrs. Gordon, Holland, Stevenson and Westbrook, each of whom who joined the board on in 2010, and will be required to meet the requirement by the third anniversary of their appointment to the Board.

(6)

The “Total Market Value of Common Shares” is calculated by multiplying the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange (the “TSX”) on March 25, 2011 (C$26.84), and March 30, 2010 (C$17.32) respectively, by the number of Common Shares held by the nominee as at March 25, 2011 and March 30, 2010, respectively.

(7)	The “Exercise Price” is the Fair Market Value on the date of approval by the Board of Directors, pursuant to the Employees’ and Directors’ Equity Incentive Plan.

(8)

In the case of options to acquire Common Shares of the Corporation and options to acquire common shares of the Corporation’s affiliate, SouthGobi Resources Ltd. (“SouthGobi”), or share performance rights in the case of the Corporation’s affiliate, Ivanhoe Australia Limited (“Ivanhoe Australia”), “Value of Unexercised Options” is calculated on the basis of, (i) in the case of the Corporation, the difference between the closing price of the Corporation’s shares on the TSX on March 25, 2011 (C$26.84) and the Exercise Price of the options, multiplied by the number of unexercised options on March 25, 2011, (ii) in the case of SouthGobi, the difference between the closing price of the SouthGobi’s shares on the TSX on March 25, 2011 (C$14.06) and the Exercise Price of the options, multiplied by the number of unexercised options on March 25, 2011, and (iii) in the case of Ivanhoe Australia, the closing price of the Ivanhoe Australia shares on the ASX on March 25, 2011 (A$3.43) multiplied by the number of unexercised performance rights on March 25, 2011.

(9)	The January 29, 2011 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on January 29, 2015.

(10)	The November 15, 2010 option grant vests 100% on the first anniversary of the grant and will therefore become fully vested on November 15, 2011.

(11)	The September 15, 2010 option grant vests 100% on the first anniversary of the grant and will therefore become fully vested on September 15, 2011.

(12)	The May 7, 2010 option grant vests 100% on the first anniversary of the grant and will therefore become fully vested on May 7, 2011.

(13)	The October 9, 2009 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on October 9, 2013.

(14)	The July 23, 2009 option grant vests 25% on the first anniversary of the grant, and 25% on each of the following three anniversaries thereafter, and will be fully vested on July 23, 2013.

(15)	The November 13, 2008 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on November 13, 2012.

(16)	The September 22, 2008 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on September 22, 2012.

(17)

For details of the interlocking directorships that exist within management’s director nominees, reference is made to the table on page 24 of this Management Proxy Circular under the heading “Interlocking Directorships”.

(18)

Each of Messrs. Friedland, Meredith and Korbin received “performance rights” in Ivanhoe Australia Limited, a subsidiary of the Corporation, concurrent with its initial public offering on the Australian Stock Exchange. Mr. Korbin was a director of Ivanhoe Australia Limited from 2008 to 2010 and continues to hold his performance rights. Further details of such performance rights are provided in the table entitled “Outstanding share-based awards and option-based awards” under the heading “Summary Compensation Table for the Corporation (inclusive of the Public Subsidiaries)”.

(19)

Each of Messrs. Friedland and Meredith received an option grant on May 8, 2009 which vests 25% on the date of grant and 25% on each of the following three anniversaries thereafter, and will be fully vested on May 8, 2012.

(20)

All incentive stock options issued to the Corporation’s directors, employees and service providers prior to December 31, 2010 (the “Record Date”), the record date of the Rights Offering, and outstanding as of the Record Date, have been adjusted to ensure that holders of such options retain an equivalent share capital entitlement underlying their options after the completion of the Rights Offering as such holders enjoyed prior to the Rights Offering and the resulting dilutive issuance of Common Shares under the Rights Offering.

Interlocking Directorships

The following table sets out the interlocking directorships that exist amongst management’s fourteen (14) director nominees, together with any additional committee membership assumed by each such individual with the subject company, as at March 25, 2011.

Company	Director	Board and Committee Membership
Ivanhoe Energy Inc. (TSX; NASDAQ)	Peter Meredith	Board of Directors
	Robert Friedland	Board of Directors Executive Committee
	Howard Balloch	Board of Directors Audit Committee, Compensation and Benefits Committee (Chair), Nominating and Corporate Governance Committee (Chair)
SouthGobi Resources Ltd. (TSX; HKSE)	R. Edward Flood	Board of Directors
	Peter Meredith	Board of Directors - Chairman (Nomination, Governance and Remuneration Committee)
Ivanhoe Australia Limited (TSX; ASX)	Robert Friedland	Board of Directors
	Peter Meredith	Board of Directors (Nomination, Governance and Remuneration Committee)
Ivanhoe Nickel & Platinum Ltd. – Non- Public Company[1]	Robert Friedland	Board of Directors
	Peter Meredith	Board of Directors
	Dr. Markus Faber	Board of Directors

[1]	As of March 25, 2011, the Corporation owned 8.9% of Ivanhoe Nickel & Platinum Ltd.’s common shares.

Board Tenure and Retirement Policy

As of March 25, 2011, the average tenure of each member of the Board of Directors is approximately 5.2 years. In order to better interpret average board tenure, the chart below, separating board tenure into different intervals, is supplied.

At present, the Corporation has no formal retirement policy for its Directors.

Summary of Board and Committee Meetings Held

The following table summarizes Board and Committee meetings held during the year ended December 31, 2010:

Board of Directors	14
Compensation and Benefits Committee	7
Audit Committee	6
Nominating and Corporate Governance Committee	7
Currency Advisory Committee	1

The number of meetings shown above are inclusive of a total of 17 meetings of the Board and its committees held by teleconference during 2010. There were 14 resolutions passed in writing by the Board and 2 by the Compensation and Benefits Committee. No resolutions in writing were passed by the Audit Committee, Nominating and Corporate Governance Committee, Executive Committee or Currency Advisory Committees in 2010. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

RIO TINTO DIRECTOR NOMINATION RIGHTS UNDER THE 2006 RIO TINTO AGREEMENT AND THE HOA

Pursuant to the 2006 Rio Tinto Agreement referred to above under “Voting Shares and Principal Holders”, Rio Tinto is entitled to nominate a person or persons for appointment or election to the Board from time to time in proportion to the percentage of the Corporation’s issued and outstanding Common Shares it holds. As at the date of this Management Proxy Circular, Rio Tinto is entitled to nominate up to six (6) nominees for appointment or election to the Board. Messrs. Westbrook, Stevenson, Gordon, Holland, and Harding and Ms. Priestly have been nominated as Rio Tinto’s nominees for election as a Director of the Corporation at this Meeting. See “Election of Directors – Management Nominees”.

Under the HOA, Rio Tinto has agreed that it will not exercise its voting rights for the election of directors of the Corporation such that Rio Tinto’s representation on the Board exceeds its proportional entitlements currently provided for in the 2006 Rio Tinto Agreement or to elect any individual (other than those individuals who are currently directors of the Corporation) until the expiry or earlier termination of the Common Share standstill cap (the “Standstill Cap”) applicable to Rio Tinto established under the 2006 Rio Tinto Agreement as amended by the HOA.

Rio Tinto will not be obliged to vote in favour of any individual nominated for election by the Corporation who is not currently a director of the Corporation, and if the Corporation nominates any such individual for election by the Corporation’s shareholders, Rio Tinto will have the right to nominate and vote for another individual of its choosing to run against the individual nominated by the Corporation in such election.

If and when Rio Tinto acquires beneficial ownership of more than fifty percent (50%) of the outstanding Common Shares (an “Ivanhoe Change of Control”) or upon termination of the Standstill Cap (whichever is earlier): (i) one incumbent Corporation director (selected by the Corporation’s incumbent senior management and acceptable to Rio Tinto) who is independent but who was not nominated by Rio Tinto pursuant to its rights under the 2006 Rio Tinto Agreement; and (ii) two incumbent Corporation directors (selected by Mr. Friedland and acceptable to Rio Tinto), conditional upon Mr. Friedland continuing to own at least 10% of the outstanding Common Shares, may remain as directors of the Corporation (on a board of 14 directors), and in each case, Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014 and the date the Corporation ceases to be a reporting issuer.

In addition, from and after the occurrence of an Ivanhoe Change of Control in favour of Rio Tinto or the termination of the Standstill Cap (whichever is earlier), until January 18, 2014, at least 8 of the 14 directors of the Corporation will be independent directors.

If Rio Tinto becomes entitled to nominate additional Directors in accordance with its contractual rights under the 2006 Rio Tinto Agreement, existing Directors will need to resign to accommodate the Corporation’s contractual obligation to make such appointments within 30 days of nomination.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation with their remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.

Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2010 and fiscal 2009 were approximately C$2,181,000 and C$2,403,000, respectively. The aggregate fees billed by the auditors in fiscal 2010 and fiscal 2009 are detailed below.

	September 30,	September 30,
(Canadian $ in 000’s)	2010	2009

Audit Fees (a)	$954	$873

Audit Related Fees (b)	$1,156	$1,504

Tax Fees (c)	$71	$26

Total	$2,181	$2,403

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2010 and 2009 consists of:

•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi Resources Ltd.’s and Ivanhoe Australia Limited’s annual statutory financial statements.

In addition, in 2010 and 2009, fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2010 and 2009 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Corporation’s interim financial statements;

•	review of its subsidiaries, SouthGobi Resources Ltd’s and Ivanhoe Australia Limited’s interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)

Fees for tax services provided during fiscal 2010 and 2009 consisted of income tax compliance and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Management Proxy Circular, no director, proposed director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation is a party to cost sharing agreements with other companies in which the Corporation’s Chairman and significant shareholder, Robert Friedland, has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2010, the Corporation’s share of these costs was $21.3 million (2009 – $15.8 million and 2008 – $12.6 million). The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, as at December 31, 2010, are as follows:

September 30,
Company Name	Robert Friedland Ownership Interest

Ivanhoe Energy Inc.	14.7%

Ivanhoe Capital Corporation	100%

Ivanhoe Nickel & Platinum Ltd.(1)	33.7%

SouthGobi Resources Ltd.	— (2)

GoviEx Gold Inc.	— (2)

GoviEx Uranium Inc.	Nil

(1)	As at December 31, 2010, the Corporation held a 9.8% voting equity interest in Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”), on a fully diluted basis.

(2)

As at December 31, 2010, Mr. Friedland owned 15.5% of the Common Shares of the Corporation, which owned 57.1% of the common shares of SouthGobi Resources Ltd. and 1.5% of the common shares of GoviEx Gold Inc.

Rio Tinto is the Corporation’s largest shareholder, holding as of March 25, 2011 42.09% of the Corporation’s issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, Rio Tinto has been a party to a series of transactions that have materially affected, or could materially affect, the Corporation. During the year ended December 31, 2010, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Project on a cost-recovery basis which amounts to $23.8 million (2009 – $8.6 million and 2008 – $4.8 million).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During 2010, there were no significant changes in the Corporation’s compensation policy. The Compensation Committee continued in 2010 to benchmark compensation levels for its executive officers against updated compensation levels for the Corporation’s peer group of companies while maintaining flexibility in its compensation decisions, which the Compensation Committee has determined is (i) appropriate for this stage in the Corporation’s growth; and (ii) necessary to incentivize and retain its executive leadership during a significant time in the Corporation’s development.

In October 2010, Robert Friedland, Executive Chairman, assumed the role of Chief Executive Officer from John Macken who continues in the role of President.

Compensation Committee, Philosophy and Goals

Our Compensation and Benefits Committee (the “Compensation Committee”) assists the Board in fulfilling its responsibilities relating to compensation issues and human resources. The Compensation Committee is composed solely of independent directors. The Compensation Committee endeavours to ensure that the Corporation has an executive management compensation plan that is both competitive and motivational so that it will help attract, retain and inspire performance of the Corporation’s executive management of a quality and nature that will enhance the sustainable growth and success of the Corporation.

The guiding principles for the Corporation’s executive compensation philosophy, in approximately an equal level of importance, are as follows:

•	to ensure a strong link between compensation levels and performance in relation to our key short-and long-term performance metrics;

•	to facilitate the attraction, motivation, and retention of high quality executive talent;

•	to provide fair, transparent, and defensible compensation;

•	to encourage and reward high performance; and

•	to align our executives’ interests with those of our shareholders.

In applying these principles during what is still the developmental period of the Corporation’s growth, the Compensation Committee maintains a degree of flexibility and subjectivity in making compensation recommendations, rather than applying structural objective compensation processes that are appropriate for a company whose major assets are in production.

Executive Compensation Programme

The Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) to assist the Compensation Committee with compensation matters and, in 2007, Mercer assisted in preparing a model for executive compensation for the Corporation. Mercer also provides support to the Compensation Committee in determining compensation for the Corporation’s executive officers. This model was approved by the Compensation Committee in October 2007 and was formally adopted by the Board of Directors of the Corporation in March 2008. During 2010, the Compensation Committee engaged Mercer, to review executive compensation proposals for 2011 as well as proposals for special recognition awards.

For 2010, the Corporation’s named executive officers (“NEOs”) were Robert Friedland – Chairman and from October 18, 2010, Chief Executive Officer, Peter Meredith – Deputy Chairman, John Macken –President and until October 18, 2010, CEO, Tony Giardini – Chief Financial Officer, Steve Garcia – Executive Vice President and Sam Riggall – from October 2010, Executive Vice President, Business Development and Strategic Planning.

The Compensation Committee considers market information to determine appropriate salary ranges, target bonus award opportunities, and the target long-term equity incentive award values for each of its top senior executives’ positions. Each salary grade is expressed as a range with a minimum, midpoint, and maximum.

For compensation recommendations for 2010, the Compensation Committee set the midpoint for salaries, target bonus award levels, and target annual long-term incentive award values for our executive officer positions (other than the Chief Executive Officer and the Deputy Chairman positions) at roughly the median percentile for the executives in equivalent positions in the Corporation’s peer comparator group, while retaining the ability to deliver compensation at a higher percentile of the market when performance warrants, through the annual and long-term incentive programs. The targets for the Chief Executive Officer and the Deputy Chairman positions were set by the Compensation Committee at the 75th percentile, rather than the median percentile, given the high importance of those two positions in terms of the Corporation’s strategy and relationships, for competitive and retention considerations, and, in the case of the Chief Executive Officer, for his operational experience. In setting compensation levels, the Compensation Committee takes into account both an executive’s past performance and future expectations for performance. At the current stage of the Corporation’s growth, the Committee maintains flexibility to allocate a higher percentage of overall targeted compensation in the form of stock options rather than cash compensation.

How We Make Compensation Recommendations

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Corporation which includes reviewing, for recommendation to the Board, the compensation of senior executive officers and employees, including annual salary and incentive policies and programs. The Compensation Committee bases its recommendations to the Board on its compensation philosophy and on the performance of the individual and the Corporation. The Compensation Committee seeks compensation advice from its compensation consultants to provide support to the Compensation Committee in determining compensation for the Corporation’s officers.

The Compensation Committee periodically reviews the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval. It reviews corporate goals and objectives with respect to the Chief Executive Officer’s compensation and leads the Chief Executive Officer review process.

In the fall of each year, the Compensation Committee reviews the total compensation of the senior executive officers, including salaries, target bonus award opportunities, target annual long-term incentive award values, other compensation elements, and other practices related to compensation. The Compensation Committee then sets each executive’s compensation target for the following year. Typically, this involves establishing their salary, annual bonus opportunities and granting long-term equity incentive awards. Regular salary adjustments become effective on January 1 of the following year. The Compensation Committee’s recommendations are reviewed and, when deemed appropriate, ratified by the Board.

The Compensation Committee works with the senior executives of the Corporation to evaluate the performance and set the compensation for their positions. The senior executives present compensation recommendations for each of the executive officers, including proposed salary adjustments, target bonus awards and long-term incentive award values. The Compensation Committee determines the appropriateness of the recommendations based on the market data and recommended framework provided by Mercer and its own evaluation of the individuals’ past and expected future performance.

Ultimately, recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. The Compensation Committee also considers a variety of qualitative factors, including the business environment in which the Corporation operates, as well as the stage of the Corporation’s development. Thus, the compensation of our executives is not determined by any specific formula.

Executive compensation (including the salary ranges, target bonuses, and long-term incentive grants) are reviewed on an annual basis and adjusted in accordance with changes in the market and market conditions, while also taking into account the Corporation’s stage of development, to ensure that our compensation remains competitive and aligns with the Corporation’s compensation philosophy and market conditions.

Compensation Elements

The compensation of the Corporation’s senior executives is comprised of three principal components—base salary, annual performance bonuses (in cash or fully paid Common Shares, or a combination thereof) and long term equity incentives. The Corporation does not maintain a pension plan or other long term compensation plan for its senior executives. Eligible employees, including officers, designated by the Board on the recommendation of the Compensation Committee may participate in the Corporation’s Share Purchase Plan under the Corporation’s Employees’ and Directors’ Incentive Plan.

The following summarizes the primary purpose of each rewards element and its emphasis within the total rewards package:

•	Base salary — Base salary is paid in cash and is the fixed amount of compensation for performing day-to-day responsibilities.

•

Annual Performance Bonus — Annual bonus awards (paid in cash or Common Shares, or a combination thereof) are earned for achieving short-term goals and other strategic objectives measured over the current year. Bonuses are structured to provide competitively based incentives to our executives to drive corporate, business unit, and individual performance.

•

Long-Term Incentive Awards — Long-term incentive awards are granted to retain executives, build executive ownership, and align compensation with achievement of the Corporation’s long-term goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.

In making compensation recommendations in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executive officers of the Corporation as well as internal comparisons amongst the Corporation’s executives.

In exceptional circumstances, the Compensation Committee will also consider awarding special recognition awards to senior executives, employees and other individuals, where certain special corporate achievements occur as a result of the significant efforts, particularly where such achievements provide for significant increases in shareholder value.

Annual Salary Compensation

Under the Corporation’s compensation plan, salary ranges for executive positions for 2010 were made with reference to the market review of total cash compensation (salary and bonus) levels within the comparator group and a median target pay position (75th percentile of market target for Chief Executive Officer and Deputy Chairman positions). Guidelines for the administration of salaries within the salary ranges are as follows:

•	New hires would typically be paid a salary between the minimum of the salary range and 90% of the target salary rate;

•	Employees that consistently meet all job expectations should be paid a salary within 90% and 110% of the target salary rate; and

•	Employees that consistently demonstrate superior performance should be paid above 110% of the target salary rate.

Under the Corporation’s compensation plan, salaries are reviewed on an annual basis in conjunction with the annual performance review, and salary adjustments for the following year are considered based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market.

The Corporation’s Executive Chairman and, from October 2010, its Chief Executive Officer, Robert Friedland, received no salary in 2010. Commencing in January 2011, Mr. Friedland will receive a salary for his role as Chief Executive Officer.

In the third quarter of 2010, the Compensation Committee recommended, and the Board of Directors approved, salary increases for the year commencing January 1, 2011, which reflect the decision to target base pay for the Corporation’s executive officers at the percentile of our peer companies as follows: President (75th percentile), Chief Executive Officer (75th percentile), Deputy Chairman (75th percentile), Executive Vice Presidents (50th percentile) and Chief Financial Officer (50th percentile).

The following table sets forth the percentage increase in salary levels in 2010 over the previous year.

	September 30,	September 30,	September 30,
Name and Position	Salary 2009 US$	Salary 2010 US$	% increase
Robert Friedland(1) Executive Chairman and, after October 2010, CEO	n/a	n/a	n/a
John Macken President, and until October 2010, CEO	$714,000	$714,000	Nil
Peter Meredith(2) Deputy Chairman	$562,000	$714,000	27.0%

	September 30,	September 30,	September 30,
Name and Position	Salary 2009 US$	Salary 2010 US$	% increase
Tony Giardini(3) Chief Financial Officer	$338,165	$399,914	18.3%
Steve Garcia Executive Vice President	$450,000	$450,000	Nil
Sam Riggall(4) Executive Vice President, Business Development & Strategic Planning	n/a	$336,213	n/a

(1)	Mr. Friedland will receive a salary in the amount of US$900,000 commencing January 1, 2011.

(2)

Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. For 2009, a salary of $349,389 was paid by the Corporation and for 2010 US$549,198 was paid by the Corporation. The calculation in this table assumes 100% of Mr. Meredith’s salary is paid by the Corporation.

(3)

Mr. Giardini’s salary is payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary was obtained by dividing his Canadian dollar salary in 2010 by C$1.0299/US$1.00, the Bank of Canada average noon exchange rate for 2010; and in 2009 by C$1.1089/US$1.00, the Bank of Canada average noon exchange rate for 2009.

(4)

Mr. Riggall’s salary represents his salary from commencing employment in February 2010 with Ivanhoe Australia. The US dollar equivalent of Mr. Riggall’s salary was obtained by dividing his Australian dollar salary, in 2010 by A$1.0876/US$1.00, the average exchange rate for 2010.

Annual Bonus Compensation

Executive officers are eligible for annual bonus compensation. Annual bonus awards are earned for achieving short-term goals and other strategic objectives measured over the fiscal year. Among the factors considered are the individual’s performance and contributions, improvements in job proficiency and compensation changes in the market, corporate performance, and business unit performance (for certain executives with business unit responsibilities).

Bonuses are structured to provide competitively based incentives to our executives to drive corporate, business unit, and the individual’s performance. Corporate performance is assessed relative to overall corporate objectives such as achievement of milestones in connection with the Corporation’s Oyu Tolgoi project, expansion, through discovery or acquisition, or both, of additional mineral resources and reserves and performance and value of the Corporation’s subsidiaries. Business unit performance is assessed on objectives that relate to the primary functions of the business unit and the key activities that support the broader corporate goals. Individual performance is assessed based on how well the individual has carried out his responsibilities and contributed to the operations and success of his business unit and to the achievement of the Corporation’s goals for that year.

Under the annual bonus plan, target awards (as a percentage of base salary) are based on relevant market data for the peer comparator group and target pay positioning. Financial and strategic goals are established prior to the beginning of the plan year at the corporate, business unit and individual levels. At or near the end of the year, performance is assessed as follows: target awards will be paid when performance meets expectations, and such awards will be adjusted upwards or downwards where performance exceeds or is less than expectations, respectively. For 2010, these target levels for total cash compensation (salary and bonus) were set at the median target level (75th percentile of market target for Chief Executive Officer and Deputy Chairman positions) for similar positions at the peer group companies.

The process followed by the Compensation Committee in recommending bonus compensation in 2010 was to assess each NEO within the context of the peer company target level (for total cash compensation) and allocate bonus compensation based largely on achievement of overall corporate objectives and individual performance related to those corporate objectives, using approximately the percentage allocations in the table below. This allocation for 2010 was necessarily and largely subjective. Accordingly, bonus decisions were not expressly contingent upon specific objectively measured performance metrics or other goals.

	September 30,	September 30,	September 30,	September 30,
		Proportion of Annual Incentive Award
	Position	Company Performance	Business Unit Performance	Individual Performance
Robert Friedland	Chairman and CEO from October 2010	n/a	n/a	n/a
John Macken	President and until October 2010, CEO	80%	—	20%
Peter Meredith	Deputy Chairman	80%	—	20%
Tony Giardini	Chief Financial Officer	50%	20%	30%
Steve Garcia	Executive VP	30%	40%	30%
Sam Riggall	Executive VP, Business Development & Strategic Planning	n/a	n/a	n/a

For 2010, the senior executive officers of the Corporation were awarded cash bonuses. The table below sets forth the percentage increase in total cash compensation in 2010 over the previous year, and the percentage that the NEO’s cash bonus compensation represents as a percentage of total salary compensation.

	September 30,	September 30,	September 30,	September 30,	September 30,
	2010 Bonus US$	2010 Bonus as % of Salary	2009 Cash Compensation (Salary and Bonus) US$	2010 Cash Compensation (Salary and Bonus) US$	% Increase in Cash Compensation (2009-2010)
Robert Friedland(1) - Executive Chairman and after October 2010, Chief Executive Officer	n/a	n/a	n/a	n/a	n/a
John Macken - President and until October 2010, Chief Executive Officer	$800,000	112%	$1,264,000	$1,514,000	20%
Peter Meredith(2) - Deputy Chairman	$800,000	112%	$1,112,000	$1,514,000	36%
Tony Giardini(3) - Chief Financial Officer	$378,663	95%	$548,323	$778,577	42%
Steve Garcia - Executive Vice President	$440,000	98%	$720,000	$890,000	24%
Sam Riggall - Executive Vice President, Business Development & Strategic Planning	n/a	n/a	n/a	$336,213	n/a

1)	Mr. Friedland did not receive a salary or bonus in 2010, but did receive a special recognition award. See pages 37—38 of this Management Information Circular for more details of this award.

2)

Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. For 2009, a salary of US$349,389 was paid by the Corporation and for 2010 US$549,198 was paid by the Corporation. The calculation in this table assumes 100% of Mr. Meredith’s salary is paid by the Corporation.

3)

Mr. Giardini’s salary is payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary was obtained by dividing his Canadian dollar salary in 2010 by C$1.0299/US$1.00, the Bank of Canada average noon exchange rate for 2010; and in 2009 by C$1.1089/US$1.00, the Bank of Canada average noon exchange rate for 2009.

Mr. Macken was awarded his annual bonus in recognition of his leadership skills and personal performance, as well as the significant contributions he made to the Corporation in 2010, particularly his service in leading the team responsible for advancing the design, planning and development of the Oyu Tolgoi project facilities and his activities as a key member of the Oyu Tolgoi technical committee.

Mr. Meredith was awarded his annual bonus in recognition of his personal performance and the significant contributions he made to the Corporation in 2010, his role as one of the principal negotiators and team leaders of the Corporation’s working group that led to the Heads of Agreement (“HOA”) with Rio Tinto, his business development efforts in respect of the Corporation itself and his active and ongoing role as Chairman of SouthGobi Resources Ltd.

Mr. Giardini was awarded his annual bonus in recognition of his personal performance and his leadership and supervision of the Corporation’s entire financial team, as well as for providing vital support and advice as an integral member of our senior management team, his role as a principal negotiator in connection with the HOA, and his ongoing efforts to secure project finance for the Corporation’s Oyu Tolgoi Project.

Mr. Garcia was awarded his annual bonus in recognition of his personal performance and his contributions in respect of the planning and development of the Oyu Tolgoi Project.

Long-Term Incentives – Stock Option Awards

An equity incentive component in the form of options is a key part of the executive’s overall compensation package, reflecting our belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of our executive officers with those of our shareholders. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

Target long-term incentive awards under the Corporation’s compensation plan are based on relevant market data for the peer comparator group and target pay positioning at the appropriate market level for total direct compensation (base salary, bonus and annual and long-term incentive compensation). As a benchmark for annual grants of options, market target levels were at the median percentile target level (75th percentile target level for each of the Chief Executive Officer and Deputy Chairman positions). The dollar value of the long-term incentive award is converted to the appropriate number of stock options at the time of the award, using a valuation methodology based on the details of the grant.

The Compensation Committee also considers the current total potential dilution under the plan (i.e., the number of stock options issued and unexercised, full-value share grants outstanding, and the number of shares reserved for the future issuance of equity, expressed as a percentage of common shares outstanding) of the Corporation and the peer comparator companies.

The actual award to the executive may be adjusted upwards or downwards relative to target, depending on the Compensation Committee’s evaluation of each executive officer’s ability to influence long-term success of the Corporation, and to provide an incentive to encourage outstanding individual performance and contributions. The Compensation Committee also considers each executive’s stock option position, and may, in certain circumstances, grant options with performance-based vesting criteria.

The Compensation Committee accepts in principle the merits of performance related vesting for stock options, and the Corporation has in the past included performance contingent or performance accelerated vesting for many of its stock option grants. The vesting of such options was generally tied to the attainment of various milestones, mainly related to the orderly construction and development at, or in connection with, the Corporation’s Oyu Tolgoi project. All of such milestones anticipated, and so were predicated on, the early achievement of an Investment Agreement with the Government of Mongolia. However, in view of the fact that the timetable for reaching such an agreement with the Government of Mongolia and then being able to proceed with the orderly construction and development of operations at Oyu Tolgoi was severely delayed (for several years and for a variety of reasons beyond the control of the Corporation or its personnel), in the recent past, the principal focus was on achieving an Investment Agreement with the Government of Mongolia. As a result of, and in recognition of the impact of, such unforeseen and lengthy delays, the Compensation Committee determined that the objectives of incentivizing and retaining key personnel through long-term incentive stock option grants are, at the current time, still principally best met using time-related vesting for stock option grants. The Compensation Committee will continue to monitor the appropriateness of reintroducing performance related vesting for stock option grants once the Corporation has reached an appropriate later stage in its development and operations.

Under the Corporation’s compensation plan, new stock option grants will normally have terms of seven years and will be made to executive officers on an annual basis. Vesting of the stock options will generally be based on time, with 25% instalments vesting only on each anniversary of the original date of grant; provided, however, that upon a termination of employment of an option holder without cause following a change of control of the Corporation, all outstanding options become fully vested.

In February 2010, Mr. Riggall was awarded options to purchase 500,000 shares in connection with his appointment to the Company. Each of such options is exercisable at a price of C$14.41, based on the five day volume weighted market price at the date of grant, and have a term of seven years. These options vest as to 25% on the first anniversary of the date of grant and an additional 25% on each anniversary thereafter until fully vested. In addition, Mr. Riggall was awarded a bonus of 108,000 common shares in acknowledgement of the added duties and responsibilities undertaken following his promotion to the position of Executive Vice President, Business Development & Strategic Planning, and his appointment to the Office of the Chairman. The shares were granted with a vesting schedule of 50% of the shares available immediately, 25% of the shares available upon the first anniversary of the date of grant and the remaining 25% of the shares available upon the second anniversary of the date of grant; as illustrated below:

	September 30,	September 30,	September 30,	September 30,	September 30,
Name and Principal Position	Number of Common Shares Awarded	Value of Common Shares Awarded (US$)(1)	Cash Awarded (US$)	Aggregate Value of Award (US$)(1)	Vesting Schedule
Sam Riggall (Executive Vice President, Business Development & Strategic Planning)	108,000	2,861,714	n/a	2,861,714	50% 11/5/2010 25% 11/5/2011 25% 11/5/2012

(1)

The Corporation used the closing TSX share price for determining the fair value of the bonus award granted as at the grant date. The conversion rate for the grant is the exchange rate on the date the grant is made in Canadian currency being C$1.0001=US$1.

During the year ended December 31, 2010, the Board of Directors granted a total of 1,337,500 options under its Equity Incentive Plan, representing 0.24% of the common Shares issued and outstanding as of December 31, 2010. In contrast, during the year ended December 31, 2009, the Board of Directors granted a total of 9,400,500 options under its Equity Incentive Plan representing 2.21% of the Common Shares issued and outstanding, as of December 31, 2009.

As a result of corporate activities during the fourth quarter of 2010, the Board determined that the annual grant of long term incentive options would be deferred until such time that it was deemed appropriate. On January 29, 2011, following the conclusion of certain corporate events, the Board of Directors granted an aggregate of 2,431,500 options under its Equity Incentive Plan. Such options are exercisable at a price of C$27.83, with a term of seven years and a vesting schedule of 25% on the first anniversary from the date of grant, and 25% each subsequent year upon anniversary, until fully vested.

2010 Special Recognition Awards

In exceptional circumstances, the Compensation Committee awards special recognition awards to recognize the efforts of senior executives, employees and other individuals, particularly where shareholder value is significantly enhanced. Any such special recognition awards will not be included in the determination of compensation that may be due to any recipient in the event of the termination of any such person’s employment by the Company.

In 2010, the Committee recommended the grant of special recognition awards to senior executives, management and staff in recognition of their efforts in achieving the completion of the Investment Agreement with the Government of Mongolia (the conditions precedent to which were ultimately met in March 2010) and to recognize the increase in shareholder value created thereby.

In recommending the awards, the Committee considered the contributions of senior executives, management and staff to the successful completion of the agreement, together with the significant difficulties in achieving the completion of the agreement over a period of seven years, the value to the Corporation’s shareholders created by the agreement, and the importance of the agreement for the future of the Corporation.

The Compensation Committee took into account the relative importance of recognizing achievement through an immediate award and also, in the case of all NEOs (except Mr. Friedland) and certain other senior personnel and consultants, to encourage the continued retention of such key persons, through a mechanism of deferred vesting of a portion of such awards (i.e. an immediate vesting of 50% of the award, with the balance of the award to vest on each of the first and second anniversaries of the award, respectively). See table below.

In arriving at its recommendations, the Compensation Committee considered a memorandum prepared by management and a report prepared on behalf of management to assist in the determination and decision making associated with the provision of the awards. The Compensation Committee engaged Mercer to review and provide comments on the management memorandum and the report. Mercer provided the Compensation Committee with commentary on the core design features of the proposal, the recommended award levels, and key considerations for the Corporation, supported by a range of examples of recent transaction-related bonuses paid by publicly-traded Canadian resource issuers.

The Compensation Committee delivered its recommendations to the Board in November 2010. Following consideration of the recommendations, the Board approved the grant of an aggregate of 1,975,426 Common Shares and US$3.8 million in cash as special recognition awards, which were granted on November 5, 2010 and issued to management and staff in November and to senior executives in December 2010.

The following table sets forth details of the 2010 special recognition awards to certain of the Corporation’s NEOs:

	September 30,	September 30,	September 30,	September 30,	September 30,
Name and Principal Position	Number of Common Shares Awarded	Value of Common Shares Awarded (US$)(1)	Cash Awarded (US$)	Aggregate Value of Award (US$)(1)	Vesting Schedule
Robert Friedland (Executive Chairman; CEO from October 2010)	250,000	6,624,338	3,390,665	10,015,003	100% 11/5/2010
John Macken (President; CEO until October 2010)	250,000	6,624,338	n/a	6,624,338	50% 11/5/2010 25% 11/5/2011 25% 11/5/2012
Peter Meredith (Deputy Chairman)	250,000	6,624,338	n/a	6,624,338	50% 11/5/2010 25% 11/5/2011 25% 11/5/2012
Tony Giardini (CFO)	68,500	1,815,068	n/a	1,815,068	50% 11/5/2010 25% 11/5/2011 25% 11/5/2012
Steve Garcia (Executive Vice-President)	66,000	1,748,825	n/a	1,748,825	50% 11/5/2010 25% 11/5/2011 25% 11/5/2012

(1)

The Corporation used the closing TSX share price for determining the fair value of special recognition awards granted as at the grant date. The conversion rate for the grant is the exchange rate on the date the grant is made in Canadian currency being C$1.0001=US$1.

Peer Comparator Group

A specific comparator group of publicly-traded companies has been developed annually based on research conducted by Mercer and input from the Compensation Committee and management representatives. The selection criteria for the companies included:

•	Mining companies with significant project development activities underway;

•	Mining companies with project development and/or operations in complex, international locations; and

•	Mining companies with a comparable market capitalization.

The comparator group listed below was used to benchmark base salary, annual incentives, and long term incentives. For 2010 compensation, Mercer conducted a review of market executive compensation levels. At the outset of the review, updated background information on the Corporation, the executives’ roles and responsibilities, and current compensation philosophy and programs was provided to Mercer by representatives of the Compensation Committee and management. The peer comparator group of companies was reviewed, to confirm whether or not the companies included were still relevant to the Corporation. Mercer then compiled and analyzed market compensation information about the peer comparator companies.

The list of comparator organizations used for 2010 (and their approximate market capitalizations at September 7, 2010 for purposes of establishing the comparator companies) was comprised of the following companies:

	September 30,
Comparator Company	Approximate Market Capitalization C$
	(in millions)
Fortescue Metals Group Ltd.	$17,347	(2)
Newcrest Mining Ltd.	$16,431	(3)
Kinross Gold Corp.	$11,967
Cameco Corp.	$10,289
Agnico Eagle Mines Ltd.	$9,606
Randgold Resources Ltd.	$9,547	(2)
Eldorado Gold Corp.	$9,137
Yamana Gold Inc.	$7,166
IAMGold Corp.	$6,027
First Quantum Minerals Ltd.	$5,192
Petropavkovsk (1)	$3,483	(2)
Centerra Gold Inc.	$3,050
Lundin Mining Corp.	$2,320

(1)	Formerly known as Peter Hambro Mining PLC.

(2)	A 2010 monthly average exchange rate (up to and including July 2010) of 1.142 was used by Mercer for converting US$ to C$ for purposes of the study.

(3)	A 2010 monthly average exchange rate (up to and including July 2010) of 0.8969 was used by Mercer for converting A$ to C$ for purposes of the study.

The Compensation Committee compares our executives to the incumbents in the comparator group that appear to be performing similar job functions. Where market data for the “functional” roles was not available, data was provided on a “ranking” basis (for the ranking match, the top five executives in the comparator organizations are ranked in order of their total cash compensation from highest to lowest). Our executives are matched to the comparator group executives on the same basis.

Other Elements of Executive Compensation

The Corporation does not provide a pension plan for its executive officers.

Executive officers, once eligible, are entitled to participate in the Corporation’s share purchase plan, pursuant to which the Corporation will contribute a sum equal to 50% of such officers’ contributions of up to a maximum of 7% of base salary. Each of Messrs. Macken, Giardini, Meredith, and Garcia participate in the share purchase plan. See “Summary Compensation Table for the Corporation” below.

In addition, the Corporation provides a life insurance benefit to each of Messrs. Macken, Meredith, Giardini and Garcia. See “Summary Compensation Table for the Corporation” below.

As part of Mr. Garcia’s contractual arrangements, he receives a housing and living allowance benefit, given his location in Mongolia, which in 2010 was valued at US$150,195, income and social taxes of US$128,481 and car lease payments which in 2010 was valued at US$19,181. See “Summary Compensation Table for the Corporation” below.

Compensation in relation to Public Company Subsidiaries

National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires inclusion of compensation details in respect of income earned from, or in respect of, subsidiaries of the Corporation. See “Summary Compensation Table for the Corporation” below.

SouthGobi Resources Ltd.

The Corporation owns, directly and indirectly, 104,807,155 common shares of SouthGobi Resources Ltd. (“SouthGobi”) as at December 31, 2010, representing 57.1% of the issued and outstanding common shares of SouthGobi as at such date. The common shares of SouthGobi are listed on the TSX and on the HKSE. While SouthGobi is managed by its own public company board of directors and has its own compensation policies, certain of the officers and directors of the Corporation also served as officers and/or directors of SouthGobi and accordingly compensation received from SouthGobi is included in this Management Proxy Circular.

Mr. Meredith, Deputy Chairman of the Corporation is Chairman of SouthGobi and received a salary from SouthGobi in the amount of US$98,352 and a bonus of US$48,547.

Ivanhoe Australia Limited

The Corporation owns 259,536,627 of the issued and outstanding common shares of Ivanhoe Australia Limited (“Ivanhoe Australia”) as at December 31, 2010, representing 62.0% of the issued and outstanding common shares of Ivanhoe Australia as at such date. None of the Corporation’s senior executives received compensation from Ivanhoe Australia during 2010, except for Sam Riggall, who received a salary in the amount of US$113,075 (A$122,979).

Other Corporate Policies

While it has not been a formal requirement of the Corporation, the Corporation’s senior executives are encouraged to hold a share ownership position in the Corporation. The Corporation does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Corporation at this stage does not base incentive plan compensation on the achievement of objective metrics. The Corporation has a policy in place to prohibit executives from hedging the economic risk of their ownership and from pledging shares as collateral for margin loans.

Performance Graph

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2005 to December 31, 2010.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Ivanhoe Mines Ltd.	100	138	129	39	186	275
S&P/TSX Composite Index	100	115	123	80	104	119

With the exception of 2008, Ivanhoe share price performance has trended upwards as has cash compensation, which has increased over this period in response to both competitive and retention demands and market benchmarking. The value of long term incentive compensation in the form of stock options is influenced by the Corporation’s share price performance.

Summary Compensation Table for the Corporation

The following executive compensation disclosure is provided as at December 31, 2010, December 31, 2009 and December 31, 2008, in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three highest paid executive officers in accordance with NI 51-102 in the year ended December 31, 2010 (collectively the “Named Executive Officers” or “NEOs”).

	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,		sep 30,	sep 30,	sep 30,	sep 30,		sep 30,
							Non-equity incentive plan compensation
Name and Principal Position	Year	Income Source	Salary (US$)	Share- based awards(15) (US$)	Option- based awards(16) (US$)		Annual incentive plans (US$)	Long-term incentive plans(14) (US$)	Pension Value (US$)	All Other Compensation(19) (US$)		Total Compensation (US$)
Robert Friedland (CEO from October 2010)	2010	Ivanhoe Mines Ltd.	Nil	$6,624,338	Nil		Nil	Nil	Nil	$3,390,665		$10,015,003
		SouthGobi Resources Ltd.	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2010:	Nil	$6,624,338	Nil		Nil	Nil	Nil	$3,390,665		$10,015,003	(13)
	2009	Ivanhoe Mines Ltd.	Nil	Nil	$7,460,000		Nil	Nil	Nil	Nil		$7,460,000
		SouthGobi Resources Ltd.	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2009:	Nil	Nil	$7,460,000		Nil	Nil	Nil	Nil		$7,460,000	(13)
	2008	Ivanhoe Mines Ltd.	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		SouthGobi Resources Ltd.	Nil	Nil	$2,567,646		Nil	Nil	Nil	Nil		$2,567,646
		Ivanhoe Australia Limited	Nil	Nil	$7,435,200	(17)	Nil	Nil	Nil	Nil		$7,435,200
		TOTAL 2008:	Nil	Nil	$10,002,846		Nil	Nil	Nil	Nil		$10,002,846	(13)
John Macken (President, CEO until October 2010)	2010	Ivanhoe Mines Ltd.	$714,000	$6,624,338	Nil		$800,000	Nil	Nil	$30,826	(1)	$8,169,164
		SouthGobi Resources Ltd.	Nil	Nil	$185,869		Nil	Nil	Nil	Nil		$185,869
		Ivanhoe Australia Limited	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2010:	$714,000	$6,624,338	$185,869		$800,000	Nil	Nil	$30,826		$8,355,033	(13)
	2009	Ivanhoe Mines Ltd.	$714,000	Nil	$7,460,000		$550,000	Nil	Nil	$32,292	(2)	$8,756,292
		SouthGobi Resources Ltd.	Nil	Nil	$270,000		Nil	Nil	Nil	Nil		$270,000
		Ivanhoe Australia Limited	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2009:	$714,000	Nil	$7,730,000		$550,000	Nil	Nil	$32,292		$9,026,292	(13)
	2008	Ivanhoe Mines Ltd.	$635,000	Nil	$1,784,000		$550,000	Nil	Nil	$30,425	(3)	$2,999,425
		SouthGobi Resources Ltd.	Nil	Nil	$488,782		Nil	Nil	Nil	Nil		$488,782
		Ivanhoe Australia Limited	Nil	Nil	$929,400	(17)	Nil	Nil	Nil	Nil		$929,400
		TOTAL 2008:	$635,000	Nil	$3,202,182		$550,000	Nil	Nil	$30,425		$4,417,607	(13)

	sep 30,	sep 30,	sep 30,		sep 30,	sep 30,		sep 30,	sep 30,	sep 30,	sep 30,		sep 30,
								Non-equity incentive plan compensation
Name and Principal Position	Year	Income Source	Salary (US$)		Share- based awards(15) (US$)	Option- based awards(16) (US$)		Annual incentive plans (US$)	Long-term incentive plans(14) (US$)	Pension Value (US$)	All Other Compensation(19) (US$)		Total Compensation (US$)
Peter Meredith (Deputy Chairman)	2010	Ivanhoe Mines Ltd.	$549,198	(18)	$6,624,338	Nil		$800,000	Nil	Nil	$39,084	(7)	$8,012,620
		SouthGobi Resources Ltd.	$98,352		Nil	$531,053		$48,547	Nil	Nil	Nil		$677,952
		Ivanhoe Australia Limited	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2010:	$647,550		$6,624,338	$531,053		$848,547	Nil	Nil	$39,084		$8,690,572	(13)
	2009	Ivanhoe Mines Ltd.	$349,389	(18)	Nil	$5,469,500		$550,000	Nil	Nil	$33,018	(8)	$6,401,907
		SouthGobi Resources Ltd.	$140,008		Nil	$562,500		$50,000	Nil	Nil	Nil		$752,508
		Ivanhoe Australia Limited	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2009:	$489,397		Nil	$6,032,000		$600,000	Nil	Nil	$33,018		$7,154,415	(13)
	2008	Ivanhoe Mines Ltd.	$211,071	(18)	Nil	$1,275,200		$550,000	Nil	Nil	$93,466	(9)	$2,129,737
		SouthGobi Resources Ltd.	$153,032		Nil	$963,092		$98,357	Nil	Nil	$642		$1,215,123
		Ivanhoe Australia Limited	Nil		Nil	$929,400	(17)	Nil	Nil	Nil	Nil		$929,400
		TOTAL 2008:	$364,103		Nil	$3,167,692		$648,357	Nil	Nil	$94,108		$4,274,260	(13)
Tony Giardini (CFO)	2010	Ivanhoe Mines Ltd.	$399,914		$1,815,068	Nil		$378,663	Nil	Nil	$15,656	(4)	$2,609,301
		SouthGobi Resources Ltd.	Nil		Nil	$115,802		Nil	Nil	Nil	Nil		$115,802
		Ivanhoe Australia Limited	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2010:	$399,914		$1,815,068	$115,802		$378,663	Nil	Nil	$15,656		$2,725,103
	2009	Ivanhoe Mines Ltd.	$338,165		Nil	$1,412,000		$210,158	Nil	Nil	$13,354	(5)	$1,973,677
		SouthGobi Resources Ltd.	Nil		Nil	$112,500		Nil	Nil	Nil	Nil		$112,500
		Ivanhoe Australia Limited	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2009:	$338,165		Nil	$1,524,500		$210,158	Nil	Nil	$13,354		$2,086,177
	2008	Ivanhoe Mines Ltd.	$281,426		Nil	$625,200		$187,617	Nil	Nil	$47,568	(6)	$1,141,811
		SouthGobi Resources Ltd.	Nil		Nil	$234,356		Nil	Nil	Nil	Nil		$234,356
		Ivanhoe Australia Limited	Nil		Nil	$92,940	(17)	Nil	Nil	Nil	Nil		$92,940
		TOTAL 2008	$281,426		Nil	$952,496		$187,617	Nil	Nil	$47,568		$1,469,107
Steve Garcia (Executive VP)	2010	Ivanhoe Mines Ltd.	$450,000		$1,748,825	Nil		$440,000	Nil	Nil	$316,504	(10)	$2,955,329
		SouthGobi Resources Ltd.	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	Nil		Nil	Nil		Nil	Nil	Nil	Nil		Nil
		TOTAL 2010:	$450,000		$1,748,825	Nil		$440,000	Nil	Nil	$316,504		$2,955,329

	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,	sep 30,		sep 30,
						Non-equity incentive plan compensation
Name and Principal Position	Year	Income Source	Salary (US$)	Share- based awards(15) (US$)	Option- based awards(16) (US$)	Annual incentive plans (US$)	Long-term incentive plans(14) (US$)	Pension Value (US$)	All Other Compensation(19) (US$)		Total Compensation (US$)
	2009	Ivanhoe Mines Ltd.	$450,000	Nil	$1,029,000	$270,000	Nil	Nil	$175,018	(11)	$1,924,018
		SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
		TOTAL 2009:	$450,000	Nil	$1,029,000	$270,000	Nil	Nil	$175,018		$1,924,018
	2008	Ivanhoe Mines Ltd.	$400,000	Nil	$657,000	$200,000	Nil	Nil	$139,373	(12)	$1,396,373
		SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
		TOTAL 2008:	$400,000	Nil	$657,000	$200,000	Nil	Nil	$139,373		$1,396,373
Sam Riggall(20) (Executive VP, Business Development and Strategic Planning)	2010	Ivanhoe Mines Ltd.	$223,138	$2,861,714	$4,342,013	Nil	Nil	Nil	Nil		$7,426,865
		SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
		Ivanhoe Australia Limited	$113,075	Nil	$1,448,168	Nil	Nil	Nil	Nil		$1,561,244
		TOTAL 2010:	$336,213	$2,861,714	$5,790,181	Nil	Nil	Nil	Nil		$8,988,108

(1)	Life insurance premiums of $5,836 and share purchase plan amounts of $24,990.

(2)	Life insurance premiums of $7,302 and share purchase plan amounts of $24,990.

(3)	Life insurance premiums of $8,200 and share purchase plan amounts of $22,225.

(4)	Life insurance premiums of $2,063 and share purchase plan amounts of $13,593.

(5)	Life insurance premiums of $1,861 and share purchase plan amounts of $11,493.

(6)	Life insurance premiums of $1,993, share purchase plan amounts of $10,397 and vacation liability payout of $35,178.

(7)	Life insurance premiums of $14,011 and share purchase plan amounts of $25,073.

(8)	Life insurance premiums of $12,636 and share purchase plan amounts of $20,382.

(9)	Life insurance premiums of $8,189, share purchase plan amounts of $16,646 and vacation liability payout of $68,631.

(10)	Life insurance premiums of $2,897, share purchase plan amounts of $15,750, income and social taxes of $128,481, housing allowance amounts of $150,195 and car lease payments of $19,181.

(11)	Life insurance premiums of $2,812, share purchase plan amounts of $15,750, housing allowance amounts of $129,495 and car lease payments of $26,961.

(12)	Share purchase plan amounts of $13,998, housing allowance amounts of $98,276 and car lease payments of $27,099.

(13)

Mr. Macken, Mr. Friedland and Mr. Meredith are also directors of the Corporation. Pursuant to the Corporation’s policies regarding non-independent directors, none of Mr. Macken, Mr. Friedland or Mr. Meredith received compensation from the Corporation for acting as a director, and no portion of the Total Compensation disclosed above was received by Mr. Macken, Mr. Friedland or Mr. Meredith as compensation for acting as a director.

(14)	The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs.

(15)

The Corporation used the closing TSX share price for determining fair value of special recognition awards and bonus shares granted as at the grant date. The conversion rate for the grant is the rate on the date the grant is made in Canadian currency, being C$1.0001/US$1.00.

(16)

The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The practice of the Corporation is to grant all option based awards in Canadian currency (although the grants of performance rights of its subsidiary, Ivanhoe Australia in 2008, were awarded in Australian currency—see option table under the heading “Outstanding share-based awards and option-based awards” for more information), then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the exchange rate on the date the grant is made in Canadian currency or in Australian currency. The conversion rates for the purpose of the grants to the NEOs in the Summary Compensation Chart are presented below.

(17)

These values represent the Black-Scholes valuations in accordance with Note 16 in respect of ‘performance rights’ in Ivanhoe Australia, a subsidiary of the corporation, which were granted concurrent with its initial public offering on the ASX in 2008. Further details of such performance rights are provided in the table entitled “Outstanding share-based awards and Option-Based Awards”.

(18)

Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. For 2010, Mr. Meredith’s salary was US$714,000 of which US$549,198 was paid by the Corporation. For 2009, Mr. Meredith’s salary was US$562,000 of which US$349,389 was paid by the corporation. For 2008, Mr. Meredith’s salary was US$500,000 of which US$211,071 was paid by the Corporation.

(19)	Where other compensation is in currency other than US$ it has been translated at the average 2010, 2009 and 2008 exchange rate, where applicable.

(20)	Mr. Riggall was hired in February 2010.

2010 Options Granted

	September 30,	September 30,	September 30,		September 30,
Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD
John Macken	SouthGobi Resources Ltd.	8/13/2010	35,000	C$	1.0402/US$1
Peter Meredith	SouthGobi Resources Ltd.	8/13/2010	100,000	C$	1.0402/US$1
Tony Giardini	SouthGobi Resources Ltd.	8/13/2010	20,000	C$	1.0402/US$1
Sam Riggall	Ivanhoe Mines Ltd.	2/11/2010	500,000	C$	1.0507/US$1
Sam Riggall	Ivanhoe Australia Limited	2/23/2010	500,000	A$	1.0876/US$1

2009 Options Granted

	September 30,	September 30,	September 30,		September 30,
Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD
John Macken	Ivanhoe Mines Ltd.	5/8/2009	1,500,000	C$	1.1488/US$1
John Macken	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
John Macken	SouthGobi Resources Ltd.	8/5/2009	36,000	C$	1.0720/US$1
Tony Giardini	Ivanhoe Mines Ltd.	5/8/2009	100,000	C$	1.1488/US$1
Tony Giardini	Ivanhoe Mines Ltd.	10/9/2009	150,000	C$	1.0408/US$1
Tony Giardini	SouthGobi Resources Ltd.	8/5/2009	15,000	C$	1.0720/US$1
Robert Friedland	Ivanhoe Mines Ltd.	5/8/2009	1,500,000	C$	1.1488/US$1
Robert Friedland	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
Peter Meredith	Ivanhoe Mines Ltd.	5/8/2009	750,000	C$	1.1488/US$1
Peter Meredith	Ivanhoe Mines Ltd.	7/23/2009	200,000	C$	1.0884/US$1
Peter Meredith	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
Peter Meredith	SouthGobi Resources Ltd.	8/5/2009	75,000	C$	1.0720/US$1
Steve Garcia	Ivanhoe Mines Ltd.	10/9/2009	150,000	C$	1.0408/US$1

2008 Options Granted

	September 30,	September 30,	September 30,		September 30,
Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD
John Macken	Ivanhoe Mines Ltd.	9/22/2008	250,000	C$	1.0370/US$1
John Macken	Ivanhoe Mines Ltd.	11/13/2008	900,000	C$	1.2075/US$1
John Macken	SouthGobi Resources Ltd.	8/27/2008	50,000	C$	1.0485/US$1
John Macken	SouthGobi Resources Ltd.	11/27/2008	40,000	C$	1.2329/US$1
John Macken	Ivanhoe Australia Limited	8/6/2008	500,000	A$	1.0760/US$1
Tony Giardini	Ivanhoe Mines Ltd.	9/22/2008	150,000	C$	1.0370/US$1
Tony Giardini	Ivanhoe Mines Ltd.	11/13/2008	120,000	C$	1.2075/US$1
Tony Giardini	SouthGobi Resources Ltd.	7/9/2008	20,000	C$	1.0108/US$1
Tony Giardini	SouthGobi Resources Ltd.	11/27/2008	20,000	C$	1.2329/US$1
Tony Giardini	Ivanhoe Australia Limited	8/6/2008	50,000	A$	1.0760/US$1
Robert Friedland	SouthGobi Resources Ltd.	7/9/2008	250,000	C$	1.0108/US$1
Robert Friedland	SouthGobi Resources Ltd.	11/28/2008	125,000	C$	1.2329/US$1
Robert Friedland	Ivanhoe Australia Limited	8/6/2008	4,000,000	A$	1.0760/US$1
Peter Meredith	Ivanhoe Mines Ltd.	9/22/2008	250,000	C$	1.0370/US$1
Peter Meredith	Ivanhoe Mines Ltd.	11/13/2008	420,000	C$	1.2075/US$1
Peter Meredith	SouthGobi Resources Ltd.	8/27/2008	100,000	C$	1.0485/US$1
Peter Meredith	SouthGobi Resources Ltd.	11/27/2008	75,000	C$	1.2329/US$1
Peter Meredith	Ivanhoe Australia Limited	8/6/2008	500,000	A$	1.0760/US$1
Steve Garcia	Ivanhoe Mines Ltd.	9/22/2008	150,000	C$	1.0370/US$1
Steve Garcia	Ivanhoe Mines Ltd.	11/13/2008	150,000	C$	1.2075/US$1

Outstanding option-based awards and share-based awards as at December 31, 2010

	Sep 30,	Sep 30,	Sep 30,		Sep 30,		Sep 30,	Sep 30,	Sep 30,
	Option-based Awards							Share-based Awards Name
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (Cdn$/ Option)		Option Expiration Date		Market Value of Unexercised in-the-Money Options (US$)(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested (US$)
Robert Friedland	Ivanhoe Mines Ltd.	750,000	$8.20		5/8/2016		$11,122,244	Nil	Nil
	Ivanhoe Mines Ltd.	187,500	$13.76		10/9/2016		$1,735,972	Nil	Nil
	SouthGobi Resources Ltd.	250,000	$18.86		7/9/2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	125,000	$5.10		11/27/2013		$866,774	Nil	Nil
	Ivanhoe Australia Limited	1,000,000	Nil	(3)	n/a	(2)	$3,653,181	Nil	Nil
John Macken	Ivanhoe Mines Ltd.	Nil	Nil		Nil		Nil	125,000	$2,880,762
	Ivanhoe Mines Ltd.	1,000,000	$9.73		3/27/2013		$13,296,593	Nil	Nil
	Ivanhoe Mines Ltd.	250,000	$8.35		9/22/2013		$3,669,840	Nil	Nil
	Ivanhoe Mines Ltd.	1,000,000	$7.78		3/30/2014		$15,250,501	Nil	Nil
	Ivanhoe Mines Ltd.	900,000	$2.82		11/13/2015		$18,198,397	Nil	Nil
	Ivanhoe Mines Ltd.	1,500,000	$8.20		5/8/2016		$22,244,489	Nil	Nil
	Ivanhoe Mines Ltd.	250,000	$13.76		10/9/2016		$2,314,629	Nil	Nil
	SouthGobi Resources Ltd.	250,000	$6.00		6/22/2012		$1,548,096	Nil	Nil
	SouthGobi Resources Ltd.	50,000	$15.07		8/27/2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	40,000	$5.10		11/27/2013		$283,768	Nil	Nil
	SouthGobi Resources Ltd.	36,000	$12.99		8/5/2014		Nil	Nil	Nil
	SouthGobi Resources Ltd.	35,000	$12.58		8/13/2015		Nil	Nil	Nil
	Ivanhoe Australia Limited	125,000	Nil	(3)	n/a	(2)	$456,648	Nil	Nil
Peter Meredith	Ivanhoe Mines Ltd.	Nil	Nil		Nil		Nil	125,000	$2,880,762
	Ivanhoe Mines Ltd.	400,000	$9.73		3/27/2013		$5,318,637	Nil	Nil
	Ivanhoe Mines Ltd.	187,500	$8.35		9/22/2013		$2,752,380	Nil	Nil
	Ivanhoe Mines Ltd.	265,000	$2.82		11/13/2015		$5,358,417	Nil	Nil
	Ivanhoe Mines Ltd.	633,500	$8.20		5/8/2016		$9,394,589	Nil	Nil
	Ivanhoe Mines Ltd.	200,000	$8.77		7/23/2016		$2,851,703	Nil	Nil
	Ivanhoe Mines Ltd.	250,000	$13.76		10/9/2016		$2,314,629	Nil	Nil
	SouthGobi Resources Ltd.	335,000	$6.00		6/22/2012		$2,074,449	Nil	Nil
	SouthGobi Resources Ltd.	100,000	$15.07		8/27/2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	75,000	$5.10		11/27/2013		$532,064	Nil	Nil
	SouthGobi Resources Ltd.	75,000	$12.99		8/5/2014		Nil	Nil	Nil
	SouthGobi Resources Ltd.	100,000	$12.58		8/13/2015		Nil	Nil	Nil
	Ivanhoe Australia Limited	125,000	Nil	(3)	n/a	(2)	$456,648	Nil	Nil
Tony Giardini	Ivanhoe Mines Ltd.	Nil	Nil		Nil		Nil	34,250	$789,329
	Ivanhoe Mines Ltd.	250,000	$9.73		3/27/2013		$3,324,148	Nil	Nil
	Ivanhoe Mines Ltd.	150,000	$8.35		9/22/2013		$2,201,904	Nil	Nil
	Ivanhoe Mines Ltd.	60,000	$2.82		11/13/2015		$1,213,226	Nil	Nil
	Ivanhoe Mines Ltd.	100,000	$8.20		5/8/2016		$1,482,966	Nil	Nil
	Ivanhoe Mines Ltd.	150,000	$13.76		10/9/2016		$1,388,778	Nil	Nil
	SouthGobi Resources Ltd.	20,000	$18.86		7/9/2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	20,000	$5.10		11/27/2013		$141,884	Nil	Nil
	SouthGobi Resources Ltd.	15,000	$12.99		8/5/2014		Nil	Nil	Nil
	SouthGobi Resources Ltd.	20,000	$12.58		8/13/2015		Nil	Nil	Nil
	Ivanhoe Australia Limited	12,500	Nil	(3)	n/a	(2)	$45,665	Nil	Nil
Steve Garcia	Ivanhoe Mines Ltd.	Nil	Nil		Nil		Nil	33,000	$760,521
	Ivanhoe Mines Ltd.	144,000	$9.73		3/27/2013		$1,914,709	Nil	Nil
	Ivanhoe Mines Ltd.	75,000	$8.35		9/22/2013		$1,100,952	Nil	Nil
	Ivanhoe Mines Ltd.	37,500	$13.71		11/14/2014		$349,073	Nil	Nil
	Ivanhoe Mines Ltd.	75,000	$2.82		11/13/2015		$1,516,533	Nil	Nil
	Ivanhoe Mines Ltd.	112,500	$13.76		10/9/2016		$1,041,583	Nil	Nil
Sam Riggall	Ivanhoe Mines Ltd.	Nil	Nil		Nil		Nil	54,000	$1,244,489
	Ivanhoe Mines Ltd.	500,000	$14.41		2/11/2017		$4,303,607	Nil	Nil
	Ivanhoe Australia Limited	375,000	Nil	(3)	n/a	(2)	$1,369,943	Nil	Nil

(1)

The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the common shares of the Corporation on the TSX on December 31, 2010, and the Exercise Price of the options. With respect to the Rights (as defined in footnote (2)) issued to each NEO in Ivanhoe Australia, the “Value of Unexercised in-the-Money Options” is based upon the closing price of the common shares of Ivanhoe Australia on the ASX on December 31, 2010 as the rights have an Exercise Price of nil.

(2)	The Rights granted to each of the NEOs do not have an expiry date.

(3)	The Rights do not require any additional payment by their respective holders to exercise such Rights for shares of Ivanhoe Australia.

Incentive Plan Awards – value vested or earned during 2010

	September 30,	September 30,	September 30,	September 30,
Name	Issuer of Option-based Award	Option-based Awards – Value Vested During the Year (US$)	Share-based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value earned During the Year (US$)
Robert Friedland	Ivanhoe Mines Ltd.	$3,735,895	$6,624,338	Nil
	SouthGobi Resources Ltd.	$269,436	Nil	Nil
	Ivanhoe Australia Limited	$2,416,005	Nil	Nil
John Macken	Ivanhoe Mines Ltd.	$9,547,141	$3,312,169	Nil
	SouthGobi Resources Ltd.	$593,014	Nil	Nil
	Ivanhoe Australia Limited	$302,001	Nil	Nil
Peter Meredith	Ivanhoe Mines Ltd.	$5,846,972	$3,312,169	Nil
	SouthGobi Resources Ltd.	$1,165,211	Nil	Nil
	Ivanhoe Australia Limited	$302,001	Nil	Nil
Tony Giardini	Ivanhoe Mines Ltd.	$1,688,447	$907,534	Nil
	SouthGobi Resources Ltd.	$43,499	Nil	Nil
	Ivanhoe Australia Limited	$30,200	Nil	Nil
Steve Garcia	Ivanhoe Mines Ltd.	$2,172,800	$874,413	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Sam Riggall	Ivanhoe Mines Ltd.	Nil	$1,430,857	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	$358,108	Nil	Nil

Option and SAR Re-pricings

No options or stock appreciation rights were re-priced during the year ended December 31, 2010.

Defined Benefit and Pension Plans

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.

Indemnity Insurance

During 2010, the Corporation purchased director and officer liability insurance with an aggregate US$120 million limit. The total premiums paid by the Corporation in respect of this insurance coverage for the twelve month term were US$1,088,400.

Termination and Change of Control Benefits Provisions in Employment Contracts

The Corporation’s original employment contract as of November 1, 2003 with John Macken, President and CEO was amended and restated as of January 1, 2008. The employment contract provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Macken’s employment contract provides that: (a) the Corporation may terminate Mr. Macken’s employment for cause; (b) the Corporation may terminate Mr. Macken’s employment without cause, or upon his disability, in each case upon payment to Mr. Macken of 24 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken during the five completed fiscal years of the Corporation preceding the date of termination; and, (c) in the event of (i) a change of control of the Corporation; and (ii) within 24 months thereafter, the employment contract is either terminated by the Corporation other than for cause or disability, or Mr. Macken resigns for “good reason” as defined in the employment contract, Mr. Macken would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Macken’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes certain adverse changes in Mr. Macken’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Macken’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Macken’s benefits would continue for 12 months following termination. The Corporation has provided Mr. Macken, a United States citizen and resident, with an indemnity in respect of certain United States excise taxes under Section 4999 of the Internal Revenue Code (United States) and certain interest and penalties in the event such excise taxes, interest and penalties were levied on compensation and benefits payable to Mr. Macken following a termination of Mr. Macken following a change of control of the Corporation.

The following is an estimate of incremental payments to Mr. Macken in the above scenarios (a) – (c), based on his annual salary as at December 31, 2010, and the value of his options as at December 31, 2010: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$1,428,000, a lump sum based on historical bonuses of US$675,000, a benefit amount of US$30,826, and acceleration of unvested options for an in the money value of US$23,792,335, for a total of US$25,926,161; (c) a lump sum based on salary of US$2,134,860, a lump sum based on historical bonuses of US$2,018,250, a benefit amount of US$30,826, and acceleration of unvested options for an in the money value of US$23,792,335, for a total of US$27,976,271.

The Corporation has entered into an employment contract with Peter Meredith, Deputy Chairman, dated December 18, 2007. The agreement provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Meredith’s employment contract provides that: (a) the Corporation may terminate Mr. Meredith’s employment for cause; (b) the Corporation may terminate Mr. Meredith’s employment without cause or upon his disability upon payment to Mr. Meredith of 18 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith during the five completed fiscal years preceding the date of termination; and, (c) in the event of (i) a change of control of the Corporation; and (ii) within 24 months thereafter, Mr. Meredith’s employment contract is either terminated by the Corporation other than for cause or disability or Mr. Meredith resigns for “good reason” as defined in the employment contract; Mr. Meredith would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Meredith’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes material adverse changes in Mr. Meredith’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Meredith’s then unvested incentive stock options would vest and remain exercisable for six months following the date of termination of employment, and certain of Mr. Meredith’s benefits would continue for 12 months following such termination.

The following is an estimate of incremental payments to Mr. Meredith in the above scenarios (a) – (c), based on his annual salary as at December 31, 2010, and the value of his options as at December 31, 2010: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$1,071,000, a lump sum based on historical bonuses of US$900,000, a benefit amount of US$39,084, and acceleration of unvested options for an in the money value of US$15,517,084, for a total of US$17,527,168; (c) a lump sum based on salary of US$2,134,860, a lump sum based on historical bonuses of US$2,691,000, a benefit amount of US$39,084, and acceleration of unvested options for an in the money value of US$15,517,084, for a total of US$20,382,028.

Mr. Giardini was employed by the Corporation on May 1, 2006 as Chief Financial Officer. The employment contract provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Giardini’s employment contract provides that: (a) the Corporation may terminate Mr. Giardini’s employment for cause; (b) the Corporation may terminate Mr. Giardini’s employment without cause, or upon his disability, in each case upon payment to Mr. Giardini of 12 month’s base salary; and, (c) in the event of (i) a change of control of the Corporation; and (ii) within 24 months thereafter, the employment contract is either terminated by the Corporation other than for cause or disability or Mr. Giardini resigns for “good reason” as defined in the employment contract; Mr. Giardini would be entitled to receive a payment equal to the product of two (2) times the sum of Mr. Giardini’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Giardini by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes certain adverse changes in Mr. Giardini’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Giardini’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Giardini’s benefits would continue for 12 months following termination.

The following is an estimate of incremental payments to Mr. Giardini in the above scenarios (a) – (c), based on his annual salary as at December 31, 2010, and the value of his options as at December 31, 2010: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$400,802, a benefit amount of US$15,656, and acceleration of unvested options for an in the money value of US$4,097,244, for a total of US$4,513,702; (c) a lump sum based on salary of US$801,603, a lump sum based on historical bonuses of US$631,263, a benefit amount of US$15,656, and acceleration of unvested options for an in the money value of US$4,097,244 for a total of US$5,545,766.

The Corporation is also party to an employment contract with Steve Garcia dated May 23, 2007. Mr. Garcia is currently employed as the Corporation’s Executive Vice President. Mr. Garcia’s employment contract provides that: (a) the Corporation may terminate Mr. Garcia’s employment for cause; (b) the Corporation may terminate Mr. Garcia’s employment without cause upon payment to Mr. Garcia of 3 months’ base salary; and, (c) in the event that the Corporation terminates Mr. Garcia’s employment within six (6) months of a “change of control”, Mr. Garcia would be entitled to receive a lump sum payment equal to twelve (12) months’ base salary.

The following is an estimate of incremental payments to Mr. Garcia in the above scenarios (a) – (c), based on his annual salary as at December 31, 2010: (a) no further wages, for a total of nil; (b) a lump sum equal to 3 months’ base salary of US$112,500; and, (c) a lump sum equal to twelve (12) months’ base salary of US$450,000.

The Corporation does not have employment contracts with any other of its NEOs, but anticipates entering into employment contracts with Messrs. Friedland and Riggall during 2011.

Composition of the Compensation and Benefits Committee

During the year ended December 31, 2010, the Compensation and Benefits Committee was comprised of Messrs. David Korbin (Chair), Livia Mahler, Howard Balloch and Markus Faber. Mr. David Huberman serves as an ex-officio member of the Committee. All of the members of the Compensation Committee during 2010 were independent directors.

Other than as described elsewhere in this Management Proxy Circular, since the beginning of the most recently completed financial year, which ended on December 31, 2010, none of Messrs. Huberman, Thygesen, Holland, Westbrook, Gordon, Hanson, Stevenson, Korbin, Flood, Balloch or Faber, nor Ms. Mahler, was indebted to the Corporation or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. None of the Corporation’s executive officers serve as a member of the Compensation and Benefits Committee or Board of Directors of any entity that has an executive officer serving as a member of the Compensation and Benefits Committee or Board of Directors of the Corporation.

COMPENSATION OF DIRECTORS

Each non-management director receives C$40,000 per annum. Effective January 1, 2011, each non-management director will receive a retainer of C$100,000 per annum. Mr. David Huberman receives an additional retainer per annum for acting as the Lead Director of the Board of Directors, the compensation of which is C$150,000 per annum. Mr. David Korbin receives a payment per annum for acting as the Chairman of the Audit Committee of C$40,000 per annum. The Chair of the Compensation and Benefits Committee receives a payment per annum of C$40,000. The Chair of the Nominating and Corporate Governance Committee receives a payment of C$20,000 per annum.

The increases in annual retainers for the Lead Director and Committee chairs were made to reflect the increased amount of work and effort these positions now require in the regulatory and disclosure regimes facing the Corporation. Each non-management Director receives a fee of C$2,000 for each in-person Board of Directors meeting and/or each Committee meeting and, C$1,000 for each Director and Committee conference call in which they participate. Fees payable to Rio Tinto employees that are Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy. Each non-management Director (other than any director who is an employee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also received an annual grant of incentive stock options exercisable to purchase up to 50,000 Common Shares of the Corporation, such options having a seven year term (prior to May 7, 2009, a five year term), and fully vesting on the first anniversary of the date of the grant. It is anticipated that effective for such grants in 2011, the amount of incentive stock options granted to non-management Directors will be decreased to 30,000. Also effective January 1, 2011, a travel fee of C$2,000 has been approved to be payable to any non-management Director who travels to attend meetings, the venue of which is more than three (3) hours travel time from the Director’s home. Each executive Director and each non-management Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a Director.

Directors’ Share Ownership Requirements

Each existing non-management Director, except any employee of Rio Tinto who is an employee of Rio Tinto, is required to own Common Shares having a market value of at least three times his or her annual cash retainer and to continue to hold this minimum number of shares as long as he or she continues to serve as a Director. Any new non-management Director will have three years after becoming a Director to acquire this minimum number of shares. Common shares for this purpose are valued annually at December 31st based on the preceding six month volume weighted average market price of Common shares.

The following table reflects compensation earned by Directors in respect of fiscal 2010 under the compensation arrangements described above.

Directors’ Compensation for Fiscal 2010(1)

NAME	Issuer of Option-based Award	FEES EARNED (US$) (4)	SHARE- BASED AWARDS (US$)	OPTION- BASED AWARDS (7) (US$)	NON- EQUITY INCENTIVE PLAN COMPEN- SATION (US$)	PENSION VALUE (US$)	ALL OTHER COMPEN- SATION (US$)	TOTAL COMPEN- SATION (US$)
David Huberman(5)	Ivanhoe Mines Ltd.	253,081	Nil	390,328	Nil	Nil	Nil	643,409
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	253,081	Nil	390,328	Nil	Nil	Nil	643,409
Kjeld Thygesen	Ivanhoe Mines Ltd.	73,914	Nil	390,328	Nil	Nil	Nil	464,242
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	73,914	Nil	390,328	Nil	Nil	Nil	464,242
Robert Hanson(2)	Ivanhoe Mines Ltd.	49,833	Nil	390,328	Nil	Nil	Nil	440,161
	SouthGobi Resources Ltd.	56,708	Nil	185,869	Nil	Nil	Nil	242,577
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	106,541	Nil	576,197	Nil	Nil	Nil	682,738
Markus Faber	Ivanhoe Mines Ltd.	77,008	Nil	390,328	Nil	Nil	Nil	467,336
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	77,008	Nil	390,328	Nil	Nil	Nil	467,336
Howard Balloch	Ivanhoe Mines Ltd.	63,549	Nil	390,328	Nil	Nil	Nil	453,877
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	63,549	Nil	390,328	Nil	Nil	Nil	453,877
David Korbin(6)	Ivanhoe Mines Ltd.	132,707	Nil	390,328	Nil	Nil	Nil	523,035
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	20,044	Nil	Nil	Nil	Nil	Nil	20,044
	Total: (1)	152,751	Nil	390,328	Nil	Nil	Nil	543,079
R. Edward Flood	Ivanhoe Mines Ltd.	60,390	Nil	390,328	Nil	Nil	Nil	450,718
	SouthGobi Resources Ltd.	34,180	Nil	185,869	Nil	Nil	Nil	220,049
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	94,570	Nil	576,197	Nil	Nil	Nil	670,767
Livia Mahler	Ivanhoe Mines Ltd.	79,994	Nil	390,328	Nil	Nil	Nil	470,322
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	79,994	Nil	390,328	Nil	Nil	Nil	470,322
Tracy Stevenson	Ivanhoe Mines Ltd.	42,330	Nil	390,328	Nil	Nil	Nil	432,658
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	42,330	Nil	390,328	Nil	Nil	Nil	432,658

NAME	Issuer of Option-based Award	FEES EARNED (US$) (4)	SHARE- BASED AWARDS (US$)	OPTION- BASED AWARDS (7) (US$)	NON- EQUITY INCENTIVE PLAN COMPEN- SATION (US$)	PENSION VALUE (US$)	ALL OTHER COMPEN- SATION (US$)	TOTAL COMPEN- SATION (US$)
Andrew Harding(3)(8)	Ivanhoe Mines Ltd.	4,795	Nil	Nil	Nil	Nil	Nil	4,795
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	4,795	Nil	Nil	Nil	Nil	Nil	4,795
Dan Westbrook	Ivanhoe Mines Ltd.	22,572	Nil	515,457	Nil	Nil	Nil	538,029
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	22,572	Nil	515,457	Nil	Nil	Nil	538,029
Michael Gordon	Ivanhoe Mines Ltd.	22,572	Nil	515,457	Nil	Nil	Nil	538,029
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	22,572	Nil	515,457	Nil	Nil	Nil	538,029
Robert Holland	Ivanhoe Mines Ltd.	11,286	Nil	309,463	Nil	Nil	Nil	320,749
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Total: (1)	11,286	Nil	309,463	Nil	Nil	Nil	320,749

(1)

Messrs. Friedland, Macken and Meredith were members of management in fiscal 2010 and did not receive compensation as Directors of the Corporation. Accordingly, the compensation details for Messrs. Friedland and Meredith have been excluded from the table, as such information is included in the Named Executive Officer table set forth under the heading “Summary Compensation for the Corporation”.

(2)	Mr. Hanson resigned from the Board of Directors in November 2010.

(3)	Mr. Harding resigned from the Board of Directors in July 2010.

(4)

The sums represented in the Fees Earned column of this table represent director retainers, fees earned from acting as Chairman of each of the director committees, remuneration for attending meetings and conference calls of the Directors.

(5)

The Fees Earned by Mr. Huberman includes the fees for acting as lead independent director, and the separate retainers for being Chairman of the Corporate Governance & Nominating Committee and of the Compensation & Benefits Committee until May 2010.

(6)	The Fees Earned by Mr. Korbin includes the retainer for acting as Chairman of each of the Audit Committee and of the Compensation & Benefits Committee, since May 2010.

(7)

The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The practice of the Corporation is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the exchange rate on the date the grant is made in Canadian currency. The conversion rates for the purpose of the grants to the Directors in the Summary Compensation Chart above are as follows: (i) for options granted on May 7, 2010, US$1.00/C$1.0439; (ii) for options granted on September 15, 2010 US$1.00/C$1.0265, (iii) for options granted on November 15, 2010, US$1.00/C$1.0099, and (iv) for options granted on May 8, 2009, US$1/C$1.1494.

(8)	Mr. Harding’s non-management director retainer and fees are paid directly to Rio Tinto.

Outstanding share-based awards and option-based awards for Directors as at December 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Option-based Awards			Share-based Awards
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$/ Option)	Option Expiration Date	Market Value of Unexercised in-the-Money Options (US$) (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- based Awards that have not Vested (US$)
David Huberman	Ivanhoe Mines Ltd.	25,000	$13.35	May 11, 2012	$241,733	Nil	Nil
	Ivanhoe Mines Ltd.	11,250	$2.82	Nov. 13, 2015	$227,480	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25	May 7, 2017	$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil
Kjeld Thygesen	Ivanhoe Mines Ltd.	25,000	$10.56	May 12, 2011	$311,623	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$13.35	May 11, 2012	$241,733	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$9.64	May 9, 2013	$334,669	Nil	Nil
	Ivanhoe Mines Ltd.	30,000	$2.82	Nov. 13, 2015	$606,613	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$8.20	May 8, 2016	$741,483	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25	May 7, 2017	$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil	Nil	Nil

			Option-based Awards					Share-based Awards
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$/ Option)		Option Expiration Date		Market Value of Unexercised in-the-Money Options (US$) (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- based Awards that have not Vested (US$)
Robert Hanson(4)	Ivanhoe Mines Ltd.	22,500	$2.82		Nov. 13, 2015		$454,960	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	25,000	$13.80		May 21, 2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	20,000	$5.10		Nov 27, 2013		$141,884	Nil	Nil
	SouthGobi Resources Ltd.	35,000	$10.21		May 6, 2014		$69,088	Nil	Nil
	SouthGobi Resources Ltd.	35,000	$12.58		Aug. 3, 2015		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Markus Faber	Ivanhoe Mines Ltd.	25,000	$10.56		May 12, 2011		$311,623	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$13.35		May 11, 2012		$241,733	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$9.64		May 9, 2013		$334,669	Nil	Nil
	Ivanhoe Mines Ltd.	30,000	$2.82		Nov. 13, 2015		$606,613	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$8.20		May 8, 2016		$741,483	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Howard Balloch	Ivanhoe Mines Ltd.	25,000	$10.56		May 12, 2011		$311,623	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$13.35		May 11, 2012		$241,733	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$9.64		May 9, 2013		$334,669	Nil	Nil
	Ivanhoe Mines Ltd.	22,500	$2.82		Nov. 13, 2015		$454,960	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$8.20		May 8, 2016		$741,483	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
David Korbin	Ivanhoe Mines Ltd.	25,000	$13.35		May 11, 2012		$241,733	Nil	Nil
	Ivanhoe Mines Ltd.	25,000	$9.64		May 9, 2013		$334,669	Nil	Nil
	Ivanhoe Mines Ltd.	16,875	$2.82		Nov. 13, 2015		$341,220	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	25,000	Nil	(3)	n/a	(2)	$91,330	Nil	Nil
R. Edward Flood	Ivanhoe Mines Ltd.	32,250	$2.82		Nov. 13, 2015		$652,110	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	25,000	$13.80		May 21, 2013		Nil	Nil	Nil
	SouthGobi Resources Ltd.	20,000	$5.10		Nov 27, 2013		$141,884	Nil	Nil
	SouthGobi Resources Ltd.	35,000	$10.21		May 6, 2014		$69,088	Nil	Nil
	SouthGobi Resources Ltd.	35,000	$12.58		Aug. 3, 2015		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Livia Mahler	Ivanhoe Mines Ltd.	50,000	$8.20		May 8, 2016		$741,483	Nil	Nil
	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Tracy Stevenson	Ivanhoe Mines Ltd.	50,000	$15.25		May 7, 2017		$388,277	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Dan Westbrook	Ivanhoe Mines Ltd.	50,000	$19.18		Sept. 15, 2017		$191,383	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Michael Gordon	Ivanhoe Mines Ltd.	50,000	$19.18		Sept. 15, 2017		$191,383	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil
Robert Holland	Ivanhoe Mines Ltd.	25,000	$26.04		Nov. 15, 2017		Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil		Nil		Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil		Nil		Nil	Nil	Nil

(1)

The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the common shares of the Corporation on the Toronto Stock Exchange on December 31, 2010 and the Exercise Price of the options. With respect to the Rights (as defined in footnote (2)) issued to each NEO in Ivanhoe Australia, the “value of Unexercised in-the-Money Options” is based upon the closing price of the common shares of Ivanhoe Australia on the Australian Stock Exchange (the “ASX”) on December 31, 2010 as the rights have an Exercise Price of nil.

(2)	The Rights granted to each of the directors do not have an expiry date.

(3)	The Rights do not require any additional payment by their respective holders to exercise such Rights for shares of Ivanhoe Australia.

(4)	Mr. Hanson resigned from the Board of Directors in November 2010.

Incentive Plan Awards – value vested or earned during 2010

Name	Issuer of Option-based Award	Option-based Awards – Value Vested During the Year (US$)	Share-based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value earned During the Year (US$)
David Huberman	Ivanhoe Mines Ltd.	$531,029	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Kjeld Thygesen	Ivanhoe Mines Ltd.	$572,190	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Robert Hanson(1)	Ivanhoe Mines Ltd.	$531,029	Nil	Nil
	SouthGobi Resources Ltd.	$70,376	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Markus Faber	Ivanhoe Mines Ltd.	$572,190	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Howard Balloch	Ivanhoe Mines Ltd.	$572,190	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
David Korbin	Ivanhoe Mines Ltd.	$531,029	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	$60,400	Nil	Nil
R. Edward Flood	Ivanhoe Mines Ltd.	$761,532	Nil	Nil
	SouthGobi Resources Ltd.	$70,376	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Livia Mahler	Ivanhoe Mines Ltd.	$407,545	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Tracy Stevenson	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Dan Westbrook	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Michael Gordon	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Robert Holland	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
Andrew Harding(2)	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

(1)	Mr. Hanson resigned from the Board of Directors in November 2010.

(2)	Mr. Harding resigned from the Board of Directors in July 2010 and was reappointed in February 2011.

CORPORATE GOVERNANCE

In April 2005, the Canadian Securities Administrators (the “CSA”) announced the adoption of National Policy 58-201 and National Instrument 58-101 (“NI 58-101”), which each took effect as of June 30, 2005 (collectively, the “CSA Corporate Governance Disclosure Requirements”). The CSA Corporate Governance Disclosure Requirements apply to the Corporation’s disclosure of its corporate governance practices and are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange (“NYSE”). The CSA Corporate Governance Disclosure Requirements require the Corporation to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.

The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. The Board intends to consider additional changes to its corporate governance practices with a view to furthering its adherence to the CSA Corporate Governance Guidelines.

The Board of Directors has implemented changes in its corporate governance procedures over the past several years to reflect applicable Canadian and U.S. governance guidelines. As part of those changes the Board:

(i)	approved and adopted a new mandate for the Board;

(ii)

appointed an independent director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

(iii)	appointed a Nominating and Corporate Governance Committee consisting solely of independent directors;

(iv)	changed the membership of the Compensation and Benefits Committee to consist solely of independent directors instead of a majority of independent directors;

(v)

approved charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee, formalizing the mandates of those committees;

(vi)	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

(vii)	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, and Disclosure Controls and Procedures;

(viii)	updated, adopted and published a Statement of Values and Responsibilities;

(ix)	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees;

(x)	adopted formalized written position descriptions for the Chairman, Lead Director, chair of each Board committee. CEO and CFO, clearly defining their respective roles and responsibilities;

(xi)	adopted a whistleblower policy administered by an independent third party;

(xii)	formalized a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis; and

(xiii)	adopted a new model for executive compensation for the Corporation.

The Corporation’s Common Shares are listed on the TSX, and on the NYSE and are also quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and independently, the SEC has enacted a number of regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for NYSE and NASDAQ-listed companies.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.

Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation intends to continue its efforts to improve its corporate governance practices in order to make them consistent with the CSA Corporate Governance Guidelines.

Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of fourteen persons have been nominated for election as directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of ten “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and four “non-independent” directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
David Huberman	Robert Friedland (1)
R. Edward Flood	Peter Meredith (1)
Markus Faber	Andrew Harding (2)
Howard Balloch	Kay Priestly (2)
David Korbin
Livia Mahler
Tracy Stevenson
Dan Westbrook
Michael Gordon
Robert Holland III

(1)

Both Mr. Friedland and Mr. Meredith are “non-independent” director nominees in their capacities as senior officers of the Corporation and/or one or more of its subsidiaries and members or former members of management.

(2)

Mr. Harding and Ms. Priestly, both executive officers within the Rio Tinto Group, are considered to be non-independent director nominees as a result of the material relationship between the Corporation and the Rio Tinto Group.

The Chairman and Chief Executive Officer of the Corporation holds approximately 15.51% and Rio Tinto holds approximately 42.09% of the Corporation’s voting securities as of March 25, 2011. The Board has determined that ten of fourteen director nominees of management for re-election as Directors at the Meeting, in David Huberman, Markus Faber, Robert Holland, Tracy Stevenson, Howard Balloch, David Korbin, Dan Westbrook, Michael Gordon, Edward Flood and Livia Mahler, all of whom are nominees of management for re-election as Directors at the Meeting are “independent” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules of each of the Corporation, the Chairman of the Corporation, and Rio Tinto.

The Board believes that the nomination by management of over 70% independent directors for election at the Meeting fairly reflects the investment in the Corporation by shareholders other than the principal shareholders. The Board is satisfied with the size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management directors, and the Corporation’s major shareholders. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

Notwithstanding the above, the Corporation and Rio Tinto have agreed to certain matters concerning the future composition of the Board. Refer to the section entitled “Rio Tinto Director Nomination Rights Under the 2006 Rio Tinto Agreement and the HOA” of this Circular for further details concerning future Board composition.

Mandate of the Board

Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.

The Board’s mandate requires that the Board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Corporation.

In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board has adopted a strategic planning process which involves, among other things, the following:

a)	at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management;

b)	meetings of the Board, at least quarterly, to discuss strategic issues;

c)	the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis; and

d)

the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.

As part of its ongoing review of business operations, the Board periodically reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The mandate provides that the Board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.

The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the President, the Chief Executive Officer, the Chief Financial Officer, the Vice- President & Corporate Secretary, the Corporation’s senior Corporate Communications and Investor Relations officers, the Vice President Project Evaluation and Development, and the Resource Manager Project Evaluation & Development, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The Committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.

Meetings of the Board

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. In addition, the Directors have recently determined to reinstitute the prior policy of having meetings (by teleconference or otherwise) of the independent Directors, separate from management, in the intervals between regular quarterly meetings of the Board to update and discuss corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

Board Committees

The Corporation has an Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee (in each case composed solely of independent Directors), as well as a Currency Advisory Committee and an Executive Committee. The Board has recently determined to also establish a Safety, Health and Environment Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Korbin (Chair), Faber, and Stevenson and Ms. Mahler, all of whom are nominees of management for re-election as Directors at the Meeting and are “independent directors: under applicable rules discussed below. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Messrs. Korbin, Stevenson, and Faber and Ms. Mahler are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committee members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Korbin (a nominee of management for re-election as a Director at the Meeting) has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended. The Corporation believes that Mr. Korbin, a Chartered Accountant with over 30 years experience as an auditor with a major accounting firm is qualified to be an Audit Committee Financial Expert.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.

Compensation and Benefits Committee

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The Compensation and Benefits Committee currently consists of Messrs. Korbin (Chair), Faber, and Balloch, and Ms. Mahler. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.

The Nominating and Corporate Governance Committee of the Board currently consists of Messrs. Huberman (Chair), Balloch and Flood, all of whom are nominees of management for re-election as Directors at the Meeting. Each member of the Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

Currency Advisory Committee

The Currency Advisory Committee, which currently consists of Messrs. Korbin, Meredith, Faber and Mr. Tony Giardini, the corporation’s Chief Financial Officer, is responsible for providing non-binding recommendations to management with respect to the currencies and/or instruments in which to invest the Corporation’s cash reserves.

Executive Committee

The Executive Committee, which currently consists of Messrs. Friedland, Meredith, Macken and Huberman was created by the Board to meet as required, between meetings of the full Board. The Executive Committee has authority to approve expenditures of up to US$10,000,000. Any decisions taken by the Executive Committee must be reported to, and ratified by, the full Board at its next meeting.

Office of the Chairman

In October 2010, concurrent with the resumption of the CEO role by Mr. Friedland, the Corporation announced a series of organizational changes that resulted in the establishment of the Office of the Chairman.

Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. Additional amendments to the Code of Business Conduct and Ethics were made in 2009 to state that the refusal of an employee to sign the acknowledgement form could result in termination of employment, the non-renewal of a contract, or a reassignment to another position. In 2009, the Corporation also adopted a companion booklet to the Code of Business Conduct and Ethics that was prepared to provide directors, officers, employees, consultants, advisors and contractors with general information with respect to the anti-bribery laws in both Canada and the United States and highlighted the fact that violations of Canadian or United States anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

A copy of the Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Vice-President and Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

CSA Corporate Governance Guidelines

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

ADDITIONAL INFORMATION

Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoemines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, security holders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to Beverly A. Bartlett, Vice President and Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.

DATED at Vancouver, British Columbia, as of the 31st day of March, 2011

BY ORDER OF THE BOARD

“Beverly A. Bartlett”

Vice President and Corporate Secretary

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors (the “Board”) – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 71.4% (ten out of fourteen) of the nominees proposed by management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•    David Huberman

•    R. Edward Flood

•    Markus Faber

•    Howard Balloch

•    David Korbin

•    Livia Mahler

•    Tracy Stevenson

•    Dan Westbrook

•    Michael Gordon

•    Robert Holland III

This determination was made on the basis that:

(a)    they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Corporation;

(b)    they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Corporation’s external auditors firm;

(c)    they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executives served on that entity’s compensation committee;

A1

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(d)    they (and their immediate family members) did not receive more than US$60,000 in direct compensation from the Corporation (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

(e)    they and their immediate family members are not a current executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues; and

(f)     they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three (3) years.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following four (4) out of fourteen (14) nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

•    Robert M. Friedland - Executive Chairman and CEO of the Corporation

•    Peter G. Meredith - Deputy Chairman of the Corporation

•    Andrew Harding

•    Kay Priestly

Messrs. Friedland and Meredith, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be non-independent Directors.

In the case of Mr. Harding and Ms. Priestly, the Board noted both hold positions as executive officers within the Rio Tinto Group (“Rio Tinto”) and considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the (i) 2006 Rio Tinto Agreement, as amended, (ii) the Heads of Agreement (the “HOA”) between Rio Tinto and the Corporation and (iii) a shareholders’ agreement between Rio Tinto and Mr. Robert Friedland, Executive Chairman and CEO of the Corporation. The Board concluded that such relationship was a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and accordingly considers Mr. Harding and Ms. Priestly to be non-independent nominee Directors.

A2

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

71.4% or ten (10) of the fourteen (14) nominees proposed by management for election to the Board are “independent directors” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. This represents an increase of 13.1% to the number of independent directors proposed by management for election at the Corporation’s 2010 annual general meeting.

The Board is satisfied with the size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name under the heading “Election of Directors – Management Nominees” in this Management Proxy Circular.

(e) Interlocking Directorships	All interlocking directorships are set out in the table on page 24 under the heading “Interlocking Directorships”.

(f)     Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

All committees, with the exception of the Audit Committee, meet without management being present unless the committee specifically requests the presence of one or more management representatives.

The Nominating and Corporate Governance Committee, in particular, provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

During 2010, there were 14 Board meetings, 7 meetings of the Compensation and Benefits Committee, 6 meetings of the Audit Committee and 7 meetings of the Nominating and Corporate Governance Committee.

In addition and in connection with the quarterly meetings of the Board, the Board has reinstituted a policy whereby the independent directors will meet, by teleconference or otherwise, prior to each quarterly Board meeting, separate from management, to update and discuss corporate developments since the last Board meeting and the agenda for the upcoming quarterly meeting.

A3

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

(g)    Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Friedland currently serves as the Executive Chairman of the Board of Directors; however, under the terms of the HOA, effective as of the date of the Meeting, Mr. Friedland will relinquish his role as Chairman to the Corporation’s lead independent director, David Huberman. See footnote 3 on page 23 of this Management Proxy Circular for more information on the changes to the role of Chairman resulting from the HOA.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serve as Chairman of the Board, allow the Board to function independently of management.

In the absence of an independent chair, the Board created the position of Lead Director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities; however, upon Mr. Huberman’s appointment as Chairman, the position of Lead Director will cease.

Mr. Huberman, who also serves as chair of the Nominating and Corporate Governance Committee (and previously as chair of the Compensation and Benefits Committee), has served as the Corporation’s Lead Director since 2003. Mr. Huberman does not serve in a similar capacity with any other corporation.

(h) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2010, is set out next to each individual’s name under the heading “Election of Directors – Management Nominees” in this Management Proxy Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Management Proxy Circular under the heading “Corporate Governance – Mandate of the Board”, setting out its stewardship responsibilities.

The mandate of the Board is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary of the Corporation, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

3.      Position Descriptions –

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chairman, Lead Director, the chair of each Board committee, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4.      Orientation and Continuing Education

(a)    Briefly describe what measures the Board takes to orient new members regarding:

(i)     the role of the Board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. In addition, new directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are also encouraged to make site visits to the Corporation’s properties.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors, corporate governance, ethics and compliance.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

All of the Corporation’s independent Directors are members of Canada’s Institute of Corporate Directors, whose mission is to foster excellence in directors to strengthen the governance and performance of Canadian corporations. Mr. David Huberman, currently the Corporation’s Lead Director, but who is to become Chairman effective as of the date of the meeting, has completed the Institute’s Director Education Program, which reviews governance expectations and promotes best practices in the boardroom.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

5.      Ethical Business Conduct –

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism.

In 2009, the Code of Business Conduct and Ethics was amended to state that, should an employee refuse to sign the acknowledgement form the refusal could result in termination of employment, the non-renewal of a contract, or a reassignment to another position. In 2009 the Corporation also adopted a companion booklet to the Code of Business Conduct and Ethics that was prepared to provide directors, officers, employees, consultants, advisors and contractors with general information with respect to the anti-bribery laws in both Canada and the United States. Violations of Canadian or United States anti-bribery law could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Vice President and Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

All Directors and employees are provided with a booklet containing the Corporation’s Code of Business Conduct and Ethics and Corporate Securities Trading Policy (which has been translated into other languages as required for use in the Corporation’s international operations) and are required to sign a written acknowledgement confirming that they have received, reviewed and understand its contents and agree to abide by the Code.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

Corporate supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct and Ethics as part of their annual performance appraisal.

The Nominating and Corporate Governance Committee monitor the compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has published a Statement of Values and Responsibilities. An updated Statement was approved by the Board on March 11, 2008. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy, administered by an independent third party.

The Corporation encourages participation in education programs for its personnel dealing with matters of corporate ethics and best practices.

During 2010, the Nominating and Corporate Governance Committee met with the Corporation’s CEO and CFO to discuss corporate ethics and best practices and were satisfied that they are a focus of the CEO, CFO and throughout the Corporation’s international operations.

6. Nomination of Directors – (a) Describe the process by which the Board identifies new candidates for Board nomination.

The Board has a Nominating and Corporate Governance Committee consisting of Messrs. Huberman (Chair), Flood, and Balloch, all of whom are nominees of management for re-election as Directors at the Meeting. All members of the committee are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Huberman has been appointed as Chairman of the committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such items and experiences as international experience, leading and/or advising growth orientated companies, resource exploration and operations, diversity, financial literacy, legal knowledge, corporate governance, etc. The Committee annually assesses the current competencies and characteristics represented on the Board and to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Nominating and Corporate Governance Committee has been given the responsibility for developing an evergreen list of potential nominees who the Committee feels would be appropriate to be asked to join the Board if, as and when there are vacancies pending and such persons are available to do so and who complement the current skills matrix. The Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help to identify additional qualified candidates as required.

The Corporation does not have a shareholder with the ability to exercise a majority of the votes for the election of the Board. However, the Chairman of the Corporation holds approximately 15.51% of the Corporation’s voting securities as at the date of this Management Proxy Circular and Rio Tinto, which is entitled to nominate qualified individuals for appointment or election to the Board in proportion to its shareholdings from time to time, holds approximately 42.09% of the Corporation’s voting securities at such date. Notwithstanding Rio Tinto’s director nomination rights, over 70% of the Corporation’s Directors do not have an interest in or relationship with the Corporation, its Chairman or Rio Tinto. The Corporation believes that its current level of independent director representation on the Board fairly reflects the investment in the Corporation by shareholders other than the Chairman or Rio Tinto.

The Board seeks to achieve a balanced representation of skilled and experienced independent directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates as required to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Vice President & Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers to the Board. CEO compensation is approved by the Compensation and Benefits Committee. See “Report on Executive Compensation”.

The Compensation and Benefits Committee periodically reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

Effective January 1, 2011, all non-management directors receive C$100,000 per annum for acting as such, with the exception of any Rio Tinto employee, whose director compensation is remitted directly to Rio Tinto. Mr. David Huberman receives an additional C$150,000 per annum for acting as the Lead Director of the Board. The respective Chairs of the Audit Committee and the Compensation and Benefits Committee each receive an additional C$40,000 per annum, for acting in such capacity. The Chair of the Corporate Governance Committee receives an additional payment of C$20,000 per annum for acting as such. Additionally, non-management directors receive C$2,000 per in-person Board and/or Committee meeting attended and C$1,000 per Board or Committee conference call in which they participate. A travel fee in the amount of C$2,000 will be payable to those directors who travel more than three (3) hours from their home to attend an in-person meeting.

In addition to their cash compensation, non-management directors (other than any employee of Rio Tinto in accordance with Rio Tinto’s corporate policy) received an annual grant of 50,000 stock options in 2010 (but it is expected that this number will be reduced to 30,000 in 2011), such options have a seven year term and will fully vest on the first anniversary of the date of the grant.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation and Benefits Committee comprises four Directors, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The duties and responsibilities of the Compensation and Benefits Committee include the development of a compensation philosophy and policy; evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of executive management and the Directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive management and any bonuses to be awarded. The committee also conducts a formal review of the Corporation’s executive compensation on an annual basis and otherwise as required to satisfy itself and the Board that the Corporation’s compensation objectives are being met.

The members of the Compensation and Benefits Committee are Messrs. Korbin (Chair), Balloch, Faber and Ms. Mahler. Each member of the committee is an independent Director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

(d)    If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Mercer (Canada) Limited (“Mercer”) was first retained by the Corporation in 2007 to prepare a model for executive compensation and to provide support to the Compensation and Benefits Committee in determining compensation for the Corporation’s officers and directors. Mercer was also retained in 2008, 2009 and 2010 and provided services relating to review of the executive and Director compensation plan and assessing the Corporation’s compensation amongst a peer group of companies.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

During 2010, Mercer provided additional executive compensation services which included presentations on comparable market standards and special recognition bonuses. Mercer received C$97,335 for these services.

None of the compensation consultants or advisors retained by the Compensation and Benefits Committee has performed other work for the Corporation. The Committee will require any such consultant or advisor to obtain its written approval prior to undertaking any work for management of the Corporation in order to protect the independence of such consultant or advisor. Recommendations of the Compensation and Benefits Committee to the Board are the responsibility of the committee and may reflect factors and considerations outside of surveys’ or consultants’ recommendations.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee, in March 2005 the Board approved the establishment of an Executive Committee, which currently consists of Messrs. Friedland, Macken, Meredith and Huberman, to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to US$10,000,000. No meetings of the Executive Committee were held in 2010.

The Board has also established a Currency Advisory Committee, consisting of Mr. David Korbin, the Chairman of the Audit Committee, Mr. Peter Meredith (the Corporation’s Deputy Chairman), Dr. Markus Faber and Mr. Tony Giardini, the CFO, to make recommendations to the CFO on managing the Corporation’s currency exposures and to report to the Board. The Currency Advisory Committee met once in 2010.

The Board has also recently established a Safety, Health and Environment Committee, to become effective following the 2011 Annual General Meeting.

9.      Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis. The Nominating and Corporate Governance Committee have developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual directors.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Nominating and Corporate Governance Committee has, for the last seven years, reviewed and approved a performance evaluation questionnaire that was forwarded to all of the members of the Board of Directors. This questionnaire covers a wide range of issues providing for quantitative ratings and subjective comments and recommendations in each area.

In each of 2009 and 2010, the Board completed collective, and/or self-assessment and peer reviews, wherein issues such as skills and experience, preparation, attendance and availability, accountability and transparency, contribution to supervision and relationship with management, communication and interaction, strategies and plans, contribution to strategic planning, business, corporation and industry knowledge, were assessed.

Each Director has also been asked to comment on what additional skills, experience and information could benefit the Board and how they might best be assessed. The Lead Director was provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each individual Director was provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Lead Director met with each Director to discuss individual and Board performance, and reported the overall results to the Board of Directors.

The Nominating and Corporate Governance Committee intends to continue these processes on a regular basis.

These evaluations showed that the Board, its Committees, the Committee Chairs, the Lead Director and individual Directors were effectively fulfilling their responsibilities.

(1)	Reference is made to the items in Form 58-101F of National Instrument 58-101.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 15 March 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary